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June 9, 2017

United States Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

> Re: Cypress Semiconductor Corporation (the "Company")
>   Definitive Additional Soliciting Materials filed on June 5, 2017
>   Filed by T.J. Rodgers, J. Daniel McCranie and Camillo Martino
>   <u>File No. 001-10079</u>

Dear Mr. Duchovny:

This letter is in response to your letter to us in our capacity as counsel to T.J. Rodgers, J. Daniel McCranie and Camillo Martino, dated June 6, 2017 (collectively, "CypressFirst"). For ease of reference, we have set forth your comments and our responses below.

1. Please provide us support for your disclosure that "Oracle forced [Mr. Bingham] to choose between Oracle and Canyon Bridge" and that "Oracle did not want to be connected with a private equity fund with direct ties to the People's Republic of China."

<u>Response</u>

In response to the Staff's request relating to Oracle's ultimatum to Mr. Bingham based upon his relationship with Canyon Bridge, CypressFirst has attached as <u>Exhibit A</u> to this letter a copy of the transcript of the preliminary injunction hearing in Rodgers v. Bingham, C.A. No. 2017-0314-AGB (Del. Ch. June 1, 2017) (the "PI Hearing"). After hearing argument from counsel for plaintiff T.J. Rodgers and counsel for the defendant directors of the Company—and after reviewing the parties' briefs and the evidence submitted therewith—Chancellor Bouchard of the Delaware Court of Chancery summarized in open court the pertinent facts as follows:

> During his deposition, Bingham acknowledged that he resigned from Oracle's board in March 2017 after more than 14 years of service because Oracle expressed concern that Bingham's affiliation with Canyon Bridge would compromise Oracle's relationship with the United States Government. Oracle asked Bingham to choose between remaining on the Oracle board or continuing with Canyon Bridge, and Bingham chose to continue with Canyon Bridge.

LATHAM&WATKINS⊔⊔

Ex. A at 90.

By way of additional background, in his deposition just prior to the PI Hearing, Mr. Bingham testified that Oracle's ultimatum was issued because Canyon Bridge's ties to China might jeopardize Oracle's business relationships with the United States Government. For a summary of the relevant Mr. Bingham deposition testimony in addition to the Court's discussion at page 90 of the transcript quoted above, CypressFirst directs the Staff to pages 13-14 of Exhibit A, where counsel to Mr. Rodgers discussed Mr. Bingham's deposition testimony on the record and in open Court during the PI Hearing. In pertinent part, counsel for Mr. Rodgers referred to Mr. Bingham's deposition testimony that Oracle delivered an ultimatum to Bingham due to Oracle's concern that Bingham's relationship with Canyon Bridge and Canyon Bridge's ties to the Chinese government could harm Oracle's business relationship with the U.S. Government.

CypressFirst cannot at this time provide to the Staff the relevant portions of Bingham's deposition testimony and the relevant sections of the parties' briefs for the PI Hearing because Mr. Bingham, through counsel, has designated the entire transcript of his deposition and the relevant sections of the parties' briefs for the PI Hearing as "Confidential" pursuant to the confidentiality order approved by the Delaware Court of Chancery in the *Rodgers v. Bingham* litigation, a copy of which is attached to this letter as Exhibit B (the "Confidentiality Order").

2. With a view toward revised future disclosure, please tell us what obligation Cypress had to disclose Mr. Bingham's departure from Oracle.

Response

In response to the Staff's request relating to the legal obligation for the Company to disclose to its stockholders the Oracle ultimatum to Mr. Bingham, CypressFirst respectfully refers the Staff to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the relevant decisions interpreting that section of the Exchange Act, including but not limited to *J. I. Case Co. v. Borak*, 377 U.S. 426, 431, 84 S.Ct. 1555, 1559, 12 L.Ed.2d 423 (1964) (holding that Section 14(a) was designed "to prevent management or others from obtaining authorization for corporate actions by means of deceptive or inadequate disclosures in proxy solicitation"), as well as Rule 14a-9 promulgated under the Exchange Act.

CypressFirst notes that, consistently through the course of the proxy contest with CypressFirst, the Company's board of directors (the "Cypress Board") has asserted in disclosures to the Company's stockholders that Mr. Bingham's dual relationship as the executive chairman of the Company and as a "founding partner" of Canyon Bridge does not present a conflict of interest for Mr. Bingham. For example:

- Attached as Exhibit C is a copy of the Company's May 3, 2017 investor presentation which states, on page 21, that "[i]n line with its commitment to good corporate governance, Cypress' Board evaluated whether there was a conflict of interest and determined there was none."

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- Attached as Exhibit D is a copy of the Company's May 17, 2017 Supplement No. 1 to its April 19, 2017 definitive proxy statement, which states, on page 3, that "[s]ince the Board concluded that Mr. Bingham was not an employee of Canyon Bridge and determined that no conflict of interest existed between the Company and Canyon Bridge, there was no basis to consider whether there was a violation of the Company's Code of Business Conduct and Ethics (the "Code")."

CypressFirst respectfully submits that the fact that Oracle was presented with the same issue—the potentially adverse commercial implications arising from Mr. Bingham's status as a co-founder and partner of Canyon Bridge—and reached a diametrically opposite conclusion to the Cypress Board's—is material to the Company's stockholders in evaluating the Cypress Board's claim that Mr. Bingham does not have a conflict of interest. Both the Company and Oracle conduct business with the U.S. government and, therefore, the issue faced by both corporations is the same—whether Mr. Bingham's role at Canyon Bridge could have an adverse impact on the business relationships of a U.S. corporation on whose board he serves as a director.

By way of further explanation, CypressFirst has attached as Exhibit E a copy of the June 6, 2017 report of Institutional Shareholder Services ("ISS"), a leading proxy advisory firm, which states in pertinent part:

Moreover, the transcript from the Chancery Court June 1 oral arguments states that Bingham stepped down as a director of Oracle Corporation in March 2017 because Oracle expressed concern regarding Bingham's affiliation with Canyon Bridge. Whether or not the circumstances that led to Oracle's ultimatum are directly applicable to Cypress, *the fact that Oracle identified a potential conflict makes it harder to accept the Cypress board's assertion that Bingham's dual role represents an easily manageable situation that poses no threat to the company*.

Ex. E at 2-3 (emphasis added). For the reasons explained by ISS and discussed above, CypressFirst respectfully submits to the Staff that the information related to Oracle's ultimatum is highly material to the Company's stockholders, the Company's failure to disclose Oracle's ultimatum and Mr. Bingham's decision to work for Canyon Bridge rather than stay on the Oracle board of directors renders Cypress' proxy materials inadequate and misleading within the meaning of Section 14(a) of the Exchange Act and Rule 14a-9, and therefore Oracle's ultimatum and Mr. Bingham's departure from the Oracle board should be disclosed by the Company.

United States Securities & Exchange Commision
June 9, 2017
Page 4

LATHAM&WATKINSᴸᴸᴾ

3. Please provide us support for your disclosure that Mr. Bingham "already has one foot out the door" and that you know Mr. Bingham "intends to leave Cypress and join Canyon Bridge full-time once his term as executive chairman is over no later than the end of 2017."

Response

In response to the Staff's request regarding Mr. Bingham's intention to leave the Company and to join Canyon Bridge on a full-time basis before the end of 2017, CypressFirst respectfully directs the Staff to page 25 of Exhibit A, where counsel to Mr. Rodgers summarized Mr. Bingham's deposition testimony on the record and in open Court during the PI Hearing as follows:

> But we know, and this is I think a clearly material fact, that Mr. Bingham already has one foot out the door. Mr. Bingham intends to leave Cypress for Canyon Bridge as soon as his tenure as executive chairman ends. And Cypress told everybody that his position as executive chairman will end later this year. So Mr. Bingham is a lame duck of his own choosing.

As noted above in the response to Comment #1, CypressFirst cannot at this time provide to the Staff the relevant portions of Mr. Bingham's deposition testimony and the relevant sections of the parties' briefs for the PI Hearing because Mr. Bingham, through counsel, has designated the entire transcript of his deposition and the relevant sections of the parties' briefs for the PI Hearing as "Confidential" pursuant to the Confidentiality Order.

Nonetheless, given the opportunity to attempt to rebut the import of Mr. Bingham's deposition testimony or Mr. Rodgers' counsel's discussion of the content of Mr. Bingham's deposition testimony on the record during the PI Hearing, counsel for the Cypress Board did not do so. Instead, counsel for the Cypress Board referenced only the content of the Company's prior disclosures and in fact confirmed the timeline cited by Mr. Rodgers' counsel for Bingham giving up his executive chairman position before the end of 2017:

> MR. MICHELETTI: . . .
>
> There was a comment where Mr. Shindel said that Mr. Bingham doesn't intend to leave Cypress. Your Honor—or Mr. Bingham, excuse me, intends to leave Cypress. ***That's not what's been disclosed.*** What it says is Mr. Bingham intends to leave his position as executive chairman, not that he's leaving Cypress. I just want to make that point clear.
>
> THE COURT: Is that last part disclosed, that he's going to leave his position as executive chairman?
>
> MR. MICHELETTI: It's been disclosed in the second supplement, I believe.

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> THE COURT: And what's the timing that's disclosed about that?
>
> MR. MICHELETTI: He says – *the disclosure says*, *"It is expected that Mr. Bingham will transition out of the executive chairman role by the end of the calendar year."*
>
> THE COURT: Okay.

Ex. A at 69-70 (emphasis added).

In fact, the Company has previously disclosed—and the Cypress Board's counsel confirmed during the PI Hearing—that the Company and Mr. Bingham intend to wind down the executive chairman position by the end of 2017. Attached as <u>Exhibit F</u> to this letter is a copy of the Company's May 3, 2017 letter to stockholders (which was also filed with the SEC as definitive additional materials), which disclosed for the first time that "The Executive Chairman role was established to be transitional and the Board expects that the Executive Chairman role will be transitioned out in the current calendar year." Ex. F at 5. Similarly, attached as <u>Exhibit G</u> to this letter is a copy of the Company's May 31, 2017 letter to stockholders (which was also filed with the SEC as definitive additional materials), which states, on page 3, that "[i]t is expected that Bingham will transition out of the executive chairman role in the current calendar year."

Thus, based on the Company's statements regarding the before year-end timeline for ending the executive chairman position and Mr. Bingham's deposition testimony on whether he intends to join Canyon Bridge full-time once his position as executive chairman ends, CypressFirst respectfully submits that Mr. Bingham has confirmed that he intends to leave the Company to join Canyon Bridge full-time no later than the end of calendar 2017.

*　　*　　*　　*　　*

Page 6 of 211

United States Securities & Exchange Commision
June 9, 2017
Page 6

LATHAM&WATKINSLLP

    CypressFirst acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

    Please contact me if you have any further comments or need additional information.


Respectfully,

By: /s/ Christopher L. Kaufman
      Christopher L. Kaufman
      of *Latham & Watkins LLP*


Copies to: T. J. Rodgers
           J. Daniel McCranie
           Camillo Martino
           Kevin G. Abrams, of *Abrams & Bayliss LLP*
           J. Peter Shindel, Jr., of *Abrams & Bayliss LLP*

https://www.edgar.sec.gov/AR/DisplayDocument.do?step=docOnly&accessionNumber=0...   8/23/2017

Exhibit A

Transcript of Preliminary Injunction Hearing

[see attached]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE T. J. RODGERS,	:
	:
Plaintiff,	:
	:
v.	: C. A. No.
	: 2017–0314–AGB
H. RAYMOND BINGHAM, ERIC A. BENHAMOU, W. STEVE ALBRECHT, O . C . KWON, WILBERT VAN DEN HOEK, MICHAEL S. WISHART, AND HASSANE EL – KHOURY,	:
	:
	:
	:
	:
	:
Defendants.	:

— — —

Chancery Courtroom No. 12A
Leonard L. Williams Justice Center
500 North King Street
Wilmington, Delaware
Thursday, June 1, 2017
2:00 p. m.

— — —

BEFORE: HON. ANDRE G. BOUCHARD, Chancellor

— — —

ORAL ARGUMENT PLAINTIFF'S MOTION FOR PRELIMINARY INJUNCTION AND THE COURT'S RULING

CHANCERY COURT REPORTERS
500 North King Street
Wilmington, Delaware 19801
(302) 255-0521

1

APPEARANCES:

    PETER J. SHINDEL, JR., ESQ.
    MATTHEW L. MILLER, ESQ.
    APRIL M. FERRARO, ESQ.
    Abrams & Bayliss LLP
        for Plaintiff

    EDWARD B. MICHELETTI, ESQ.
    CLIFF C. GARDNER, ESQ.
    MATTHEW P. MAJARIAN, ESQ.
    Skadden, Arps, Slate, Meagher & Flom LLP
        for Defendants

    GREGORY P. WILLIAMS, ESQ.
    Richards, Layton & Finger, P.A.
          -and-
    JOHN C. DWYER, ESQ.
    ANGELA L. DUNNING, ESQ.
    of the California Bar
    Cooley LLP
        for Defendant H. Raymond Bingham

— — —

CHANCERY COURT REPORTERS

2

THE COURT: Good afternoon, counsel.

MR. MICHELETTI: One introduction for me today. Ed Micheletti from Skadden Arps on behalf of the Cypress board of directors. With us today is Terence Woodsome, deputy general counsel of Cypress.

MR. WOODSOME: Good afternoon, Your Honor.

THE COURT: Good afternoon. Mr. Williams.

MR. WILLIAMS: Good afternoon, Your Honor. Very quickly, I'm here on behalf of Defendant Bingham. I'd like to introduce my co-counsel, John Dwyer and Angela Dunning of the Cooley firm. We do not anticipate making a presentation today and will be available in the event that you have any questions.

MR. DWYER: Good afternoon.

THE COURT: Mr. Shindel.

MR. SHINDEL: Good afternoon, Your Honor. Pete Shindel from Abrams & Bayliss on behalf of plaintiff TJ Rodgers. With me at counsel table are my colleagues, Matt Miller and April Ferraro.

THE COURT: Good afternoon.

CHANCERY COURT REPORTERS

3

MR. SHINDEL: Before I begin, Your Honor, I think it's impossible to present argument effectively without discussing the substance of documents that have been designated confidential.

This isn't one of those where the only confidential information is valuation information that I can dance around, so I don't know how Your Honor would like to proceed. I'm not personally suggesting that the courtroom should be closed, but I don't see how I can present argument without getting into the substance of supposedly confidential material.

MR. MICHELETTI: Your Honor, we haven't made a motion to close the courtroom in advance of the hearing today.

THE COURT: You have not.

MR. MICHELETTI: We have not. And in large measure, Your Honor, I think it might depend on what they intend to talk about. Maybe we can take it by ear, but at present, I don't see any basis to object.

THE COURT: That seems fine.

Why don't you proceed, Mr. Shindel. We may have a little jack-in-the-box action here, depending upon if something offends Mr. Micheletti's sensibilities as we go, but presumptively, this is an open proceeding and it should proceed that way.

CHANCERY COURT REPORTERS
4

MR. SHINDEL: Thank you, Your Honor.

We're here on Mr. Rodgers' application for a preliminary injunction. The three-part preliminary injunction test is well known to the Court and I will not dwell on it. The only point I would make is that because this is a disclosure case, if Mr. Rodgers can demonstrate a reasonable probability of success, the other two prongs are necessarily satisfied because inadequate disclosures inherently cause irreparable harm and irreparable harm will obviously tip the balance of equities in favor of Mr. Rodgers.

There are two reasons why the injunction should be granted and I hope to cover both in some detail today. The first is despite knowing all the facts for months and despite having multiple bites at the apple, including two sets of supposedly corrective disclosures, Cypress and the board have yet to disclose all material facts.

The second basis to grant the injunction is the fact that even if the Court believes that additional disclosure is not necessary, the second supplement comes far too late and comes in the context of transparent gamesmanship by Cypress and the board to hide the ball until the last minute and game not only their own stockholders but also ISS and Glass Lewis.

CHANCERY COURT REPORTERS

5

THE COURT: Now, have you determined since your papers if the second supplement was mailed or not?

MR. SHINDEL: Your Honor, I've learned earlier today that apparently the second supplement is going to be mailed later this week in connection with the fight letter that Cypress put out about the ISS report. My understanding is that for most part, the supplement will be mailed by first-class mail and that first-class mail has been taking four to five business days to arrive. So if one assumes that the supplement is mailed tomorrow, that means it will not arrive until the day after the annual meeting.

The other pertinent fact —

THE COURT: So their fight letter won't really have much use, then.

MR. SHINDEL: Perhaps not. Of course, nor will the second supplement.

THE COURT: All right.

CHANCERY COURT REPORTERS

6

MR. SHINDEL: Turning to the additional disclosures that we believe are necessary, the first one on my list is the fact that Canyon Bridge has been determined by Cypress' investment banker, Morgan Stanley, to be Cypress' most likely acquirer.

THE COURT: Do you think that's a fair characterization of that upper quadrant? I mean, it lists four names, and it happens to be the first because apparently it's in alphabetical order.

MR. SHINDEL: Your Honor, frankly, I didn't pick up on the fact that it is in alphabetical order.

THE COURT: Is it correct that each of the quadrants happen to list people in alphabetical order? Not quadrants but —

MR. SHINDEL: Actually, the bottom left one, they're kind of in a circle, but perhaps—well, in any case, Your Honor, whether the most likely or one of the four most likely, the existing disclosure is that it's one of 30 companies that Morgan Stanley speculated might acquire Cypress.

CHANCERY COURT REPORTERS

7

First of all, I don't think the characterization of Morgan Stanley as having speculated as to that is fair. There was a fair amount of analysis that appears to have gone into that slide. They have it arranged on two axes: ability and appetite to acquire and strategic fit and priority. And Canyon Bridge is one of four, at least—I'll take the assumption that they're in alphabetical order—four out of 30 that are the most likely.

And the disclosure to me is really the Benhamou e-mail redux. As Your Honor will recall, last week at the Disney hearing, the disclosure around the November 7th Benhamou e-mail was that Benhamou sent an e-mail and said that Cypress needed to manage Mr. Bingham's relationship because there was a potential for conflicts of interest. What he actually wrote suggested a sense of inevitability to the conflict.

This is really the same thing. It's not speculation that it's one of 30. It is one of four that is most likely to acquire Cypress. And that's a very unusual fact in a scenario where you have the board saying Mr. Bingham's relationship with this company doesn't present any risk to Cypress and doesn't create a conflict. Stockholders are entitled to know that.

CHANCERY COURT REPORTERS

8

The second fact that we think ought to be disclosed is that Mr. Bingham has discussed potential semiconductor M&A opportunities based on Cypress insider information, including, most notably, whether Cypress itself is a potential acquisition target with his fellow Canyon Bridge partners. And what's missing from the second supplement is any disclosure of the December conversations that Mr. Bingham had with his colleagues about that.

On December 7th, Lazard, who served as a Canyon Bridge financial advisor, sent a memo to I think Peter Kuo, and the title of it was "M&A Opportunity, Cypress Semiconductor." Then later in December, on December 28th, Mr. Bingham in the WeChat message log is talking with his Canyon Bridge partners about whether Cypress, amongst several other public semiconductor companies, might be ripe for a takeover.

Obviously, the fact that Mr. Bingham is discussing these matters with Canyon Bridge is highly material to stockholders' evaluation regarding whether or not Mr. Bingham has a conflict and whether or not that conflict presents a risk to Cypress.

THE COURT: Is this the exchange that involved a response about speculation being present here?

CHANCERY COURT REPORTERS

MR. SHINDEL: No. That's a prior exchange.

THE COURT: That's a prior —

MR. SHINDEL: That exchange was towards the very beginning, in October, I think, when Mr. Bingham first joined the chat group.

The one in December talks about—it lists by ticker symbol various semiconductor companies, including Cypress. And the question is—there is chatter about these companies being ripe for acquisition.

Of course, the point is that you see some of these conversations in WeChat, and then they go on to have a call about it. So, you know, it's the off-line discussions that we don't see that perhaps might be even more pertinent here. But the simple fact that Mr. Bingham is openly discussing whether or not Cypress is a prime acquisition target with Canyon Bridge is material information that stockholders should know.

The third material fact that remains undisclosed is that the board instructed Mr. Bingham to terminate his assistant's employment with Canyon Bridge in May of this year. That is a bombshell revelation that the board apparently learned about because it came up at a deposition prep session that Mr. Bingham had.

CHANCERY COURT REPORTERS

10

When the board learned about it, Mr. Bingham's testimony, which is uncontradicted in the record, was that the board told him to terminate his assistant's employment with Canyon Bridge because of a code of ethics prohibition on holding two jobs.

Now, the code of ethics doesn't contain a blanket prohibition on holding two jobs. It only prohibits Cypress employees from holding simultaneously another job with either a competitor, distributor, customer, or supplier.

THE COURT: Well, aren't there two parts? One part is you can't have simultaneous employment, period, without permission of the company. And then the second part is you can't have simultaneous employment in one of the categories you just described, period. Right?

MR. SHINDEL: Correct. You can't have any simultaneous employment without written permission.

THE COURT: Right.

MR. SHINDEL: And you can't ever have employment with a supplier —

CHANCERY COURT REPORTERS

11

THE COURT: Well, at least there is not an exception expressly in the code for the latter categories.

MR. SHINDEL: Correct.

THE COURT: But it's not clear, is it, from Mr. Bingham's deposition testimony, which of those two was implicated in the decision not to let his assistant work with Canyon Bridge. Right?

MR. SHINDEL: Well, I'll concede it's not explicit in the testimony. I think it's implicit from the manner in which Cypress dealt with Mr. Bingham's conflict, by saying it was immaterial that he didn't have written permission and retroactively giving him written permission.

So if they have done that for Mr. Bingham, it sort of defies belief, at least to my mind, that they wouldn't do the same thing for his assistant in terms of the written permission part of the code, especially when, by definition, Mr. Bingham is doing all the substantive work. His assistant is assisting and handling administrative matters. So why Cypress would be unwilling to give her the same retroactive written permission really doesn't make any sense. And so I —

<center>CHANCERY COURT REPORTERS</center>
<center>12</center>

THE COURT: Is the term "employee" defined in the code?

MR. SHINDEL: I don't believe so. It's used in the code but I don't think it's a defined term.

THE COURT: All right.

MR. SHINDEL: The next material fact that remains to be disclosed is that Mr. Bingham received an ultimatum from Oracle in March of this year to either leave the Oracle board or resign from Canyon Bridge and that he then chose Canyon Bridge, as well as the reason for the ultimatum, which was Oracle's concern that Canyon Bridge, which has ties to the Chinese government, is funded by the Chinese government, is arguably an instrumentality of the Chinese government. Mr. Bingham's association with Canyon Bridge might jeopardize U.S. government business that Oracle does. Cypress, of course, also does U.S. government business.

So the fact that Oracle saw this concern and acted on it is material to stockholders. And they should know what Oracle did in contrast to what the Cypress board has done, which is to treat the conflict as though it doesn't exist and treat the relationship between Mr. Bingham and Canyon Bridge as though it is no big deal.

CHANCERY COURT REPORTERS

13

The next material fact that remains undisclosed, Your Honor, is that Cypress directors recognized that the conflict guidelines the board enacted on December 19, 2016, do not achieve their intended purpose, and the fact that the Cypress directors don't even understand what the guidelines say, apparently, without the benefit of legal advice. At least that's the argument that appeared in the answering brief.

THE COURT: Well, isn't that really all in the category of argument? I mean, you can say whatever you want in your fight letters and your materials about how you believe they're oblivious or ignorant of their own code, but why is that the basis for an omission of some material fact?

MR. SHINDEL: Well, it's a material fact that the guidelines do not apply to conversations at Canyon Bridge or at any other company. They can only be triggered by conversations at Cypress. It is a fact that Mr. Benhamou testified it was important for conflict guidelines to apply to Canyon Bridge conversations or conversations at any other non-Cypress company. The implication of his testimony was that that was the purpose of the guidelines.

CHANCERY COURT REPORTERS

14

The disclosures have been that Cypress has these guidelines in place and they're sufficient to deal with any conflicts that arise. That isn't true. Mr. Benhamou, at least, doesn't think they're sufficient. He thought it was important for guidelines to be triggered by Canyon Bridge conversations. These guidelines are not.

In addition, Your Honor, it is a fact, and I think it's apparent to lawyers who are trained in this stuff, that the guidelines don't apply, but the fact that the board didn't get that until I walked them through it at deposition suggests that a reasonable stockholder won't immediately get it. And I think it needs to be disclosed that these guidelines do not apply to conversations at Canyon Bridge.

So Mr. Bingham can be over at Canyon Bridge talking about making a hostile offer to acquire Cypress, and under those guidelines and under Cypress' interpretation of the code of ethics, Mr. Bingham doesn't have to recuse himself and that's all fine. I think that's highly material to stockholders, especially when —

CHANCERY COURT REPORTERS

15

THE COURT: But what you just said is you could pick up the guidelines and you could make the point, These don't prevent Mr. Bingham from doing X, Y, Z at Canyon Bridge. Right?

MR. SHINDEL: I personally could, yes.

THE COURT: Yeah. And, presumably, you and other able people like you could therefore craft a statement in your fight letter that would make that very point.

MR. SHINDEL: Well, actually, I can't, because the guidelines are confidential.

THE COURT: I thought the guidelines were disclosed.

MR. SHINDEL: They disclosed the substance of the actual guidelines, but the point is that in the actual resolutions, "Company" and "Board" are defined terms. The whereas clause, it says that in the resolutions. It is confidential and it has never been disclosed.

THE COURT: The whereas—where is that in the record? Show me what you're talking about.

CHANCERY COURT REPORTERS

16

MR. SHINDEL: Your Honor, it's Exhibit 43 to our opening brief.

THE COURT: 43?

MR. SHINDEL: Yes.

THE COURT: The 43 that I'm looking at is a set of board minutes.

MR. SHINDEL: That's correct.

THE COURT: Okay. I see it.

MR. SHINDEL: Turn to page 4.

THE COURT: All right.

MR. SHINDEL: Exhibit A, Draft Resolutions.

THE COURT: All right. And you have the conflict of interest guidelines. And the first whereas clause, "Whereas, the Board of Directors [defined as] (the 'Board') of Cypress Semiconductor Corporation [defined as] (the Company')." it's those definitional terms that make it clear that the guidelines don't apply to non-Cypress conversations. Because if you read number one, the first bullet point of the guidelines that sets out the three possible scenarios that can trigger the guidelines—Where are the guidelines themselves? Is that what's in the "Now, therefore …"?

MR. SHINDEL: Yes.

CHANCERY COURT REPORTERS

17

THE COURT: And that part is public or not?

MR. SHINDEL: The three bullet points under that are public.

THE COURT: Okay. So looking at pages 4 and 5 of this document, I'm now referring to Exhibit 43 in what is apparently Exhibit A to the minutes, what part of these two pages is not currently public?

MR. SHINDEL: I don't think anything is public other than the three bullet points.

THE COURT: Just the three bullets.

MR. SHINDEL: Yes.

And so the point is without knowing —

THE COURT: I'm sorry. I'm trying to remember this because, I mean, there is, first of all—let's try to see the bigger picture here. There's the code of business conduct and ethics, which is Exhibit 11, which I thought was public, even though they keep stamping "confidential" on it, and then there are the guidelines. Right? That was attached to a link that is publicly available. Right?

MR. SHINDEL: The —

THE COURT: Didn't we go through this in the de-designation part or some earlier proceeding?

CHANCERY COURT REPORTERS

18

MR. SHINDEL: Yeah. The code of ethics is on the website, even though it keeps getting stamped "confidential."

THE COURT: Right.

MR. SHINDEL: So these guidelines don't appear anywhere online.

THE COURT: Except these three bullets.

MR. SHINDEL: Yeah, the three bullets.

THE COURT: Where do they appear publicly?

MR. SHINDEL: The three bullets were disclosed in the first supplement, so the supplement that came out the end of last week.

THE COURT: Okay.

MR. SHINDEL: So they were disclosed for the first time in the first supplement.

THE COURT: Okay. So if the recital that defines the terms that are used in these three bullets were disclosed, you're off and running to make the point you want to make. Right?

MR. SHINDEL: We would be able to do that at that point.

THE COURT: All right. Okay.

CHANCERY COURT REPORTERS

19

MR. SHINDEL: Your Honor, the next material fact that is yet to be disclosed is that Mr. Bingham had signatory authority on a bank account that held $30 million and it was a Canyon Bridge bank account.

The disclosure in the second supplement is that Mr. Chow authorized Mr. Bingham to have signatory authority even though Mr. Bingham wasn't a member of Canyon Bridge. Frankly, that fact appears nowhere in the record. That's not what anyone testified to. And the documents suggest that Mr. Bingham had a meeting at Wells Fargo, represented himself as a general partner of Canyon Bridge, and on that basis, he was given signature cards to fill out for a Canyon Bridge bank account.

It's also never been disclosed the amount of money that was deposited into the account. The testimony is clear that it was at least $30 million.

THE COURT: Why does that amount matter? We already know from the public disclosures that Canyon Bridge received a commitment for $1.5 billion, so why does it matter if $20, $50 million or $100 million was in the checking account? People already have a sense of the magnitude of what's going on here.

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MR. SHINDEL: I take your point, Your Honor. To me, I think the fact that there's—we know what the amount is. The fact that it's $30 million, I think the stockholders realize it's a material amount of money and will be able to draw the conclusion that there is no way that Mr. Bingham would have been given signing authority over an account with $30 million in it if he wasn't in fact a member of Canyon Bridge. If the account had 20 bucks in it, who cares? But $30 million is a material amount of money.

The final really set of material facts that has not been disclosed just relates to the lengths that Mr. Bingham went to to mislead the board and to not come clean about what was going on between Mr. Bingham and Canyon Bridge.

So, for example, the fact that on October 13th, Mr. Kuo messaged Mr. Bingham on the Canyon Bridge partners group and stated "welcome aboard!" suggesting welcome aboard to Canyon Bridge as of October 13th, I think is a material fact.

THE COURT: Aren't we gilding the lily a little bit here? I mean, you already have—founding partner, all that stuff is already out there. Right?

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MR. SHINDEL: Well, it's not out there that when the website went live on November 2nd, Mr. Bingham was listed as a cofounder and a partner. It's only been disclosed that the website went live. But the testimony, of course, is that when the website went live, there was a significant amount of back and forth at the Canyon Bridge side and people were concerned about getting all their ducks in a row before the website went live. And the two other partners didn't appear on the website at that time because they hadn't told their then-current employers about what was going on.

Of course, Mr. Bingham hadn't said anything to Cypress either, but he apparently led Mr. Chow to believe that he had. And then Mr. Bingham told Mr. Chow that Mr. Bingham was okay with appearing on the website as a cofounder and a partner. And so from November 2nd on, that's how he has appeared on the website, including up through today.

But the fact that the website went live is material, but the truly material part is that when it went live, Mr. Bingham was listed as a cofounder.

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Unless Your Honor has any other questions about this part of the presentation, I want to move on to why an injunction is warranted even if Your Honor a believes that additional disclosures are not necessary.

And I feel like I'm becoming a broken record, but I think the point still stands, and so I'll say it again. Cypress and the board's strategy here from inception has been delay and hide the ball. They fought everything tooth and nail going back to the 220 case, even if doing so required them to put forth facially spurious arguments.

And in connection with delaying everything, you know, we only got documents I think starting on May 15th. They were parceled out over the next couple days until the day before depositions started in California. We took depositions on the 18th and 19th, three depositions in two days. Then we took Canyon Bridge on May 23rd, Mr. Trent on May 23rd, and Mr. Bingham on May 24th. The opening brief was due two days later.

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So even in the context of the litigation, everything got pushed to the very end. And all through it, every single document that was produced has been designated as confidential, even, you know, the code of conduct, which is a public document. Even Mr. Rodgers' own 220 demand letter or the letter that Mr. Rodgers sent on December 9th or e-mails from his Cypress account where Mr. Bingham is conducting Canyon Bridge business that Cypress has no basis to designate confidential.

And the point is that that prevented Mr. Rodgers or anyone else from telling the truth to Cypress stockholders until it was too late. And the game that has been played is to try to hide everything until it's too late to matter.

And the fact that the second supplement was not issued until ISS came out with its recommendation ought to tell the Court everything that Your Honor needs to know. This thing was being held back.

The final version of the second supplement, what was represented to be the final version, was marked confidential when it came in as an exhibit to their brief on Monday. You know, why? This is a for-publication document. The reason why is so that we couldn't send it to ISS. I mean, that was the game. That's why the supplement didn't come out until about 40 minutes after ISS came out with its report. And ISS said that —

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THE COURT: The only one that split.

MR. SHINDEL: They split. And the reasons why ISS said to vote for Mr. Bingham were that it wasn't clear yet how extensive his ties with Canyon Bridge were. And maybe this litigation, you know, wouldn't reveal additional damning—that was their word—damning information; but we know that it has. ISS just didn't have the benefit of that information because of the hide-the-ball strategy by Cypress.

ISS also said continuity is important so vote for Mr. Bingham. But we know, and this is I think a clearly material fact, that Mr. Bingham already has one foot out the door. Mr. Bingham intends to leave Cypress for Canyon Bridge as soon as his tenure as executive chairman ends. And Cypress told everybody that his position as executive chairman will end later this year. So Mr. Bingham is a lame duck of his own choosing. ISS didn't know that, and they made this argument about continuity.

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And Cypress then comes out with this fight letter touting ISS conclusions and speculation based on incomplete information. It's not ISS's fault. They didn't have the information. They had to work with what was in front of them. But Cypress deliberately kept it from them for no reason. They've known all this stuff for months.

And the argument that the materials and facts disclosed in the second supplement are not material is ludicrous. The argument in the answering brief that the timeline of Mr. Bingham's knowledge of the Lattice transaction is minutiae that no one cares about is patently absurd.

Cypress has gone to great lengths to claim, falsely, as it turns out, based on a bald-faced lie that they were apparently told by Mr. Bingham, that he only found out about the Lattice deal a few days before it happened. That isn't true. He knew about it October 9th. And he knew in mid-September that Canyon Bridge was targeting a U.S. semiconductor company.

So having—the implication that they've tried to create is that Mr. Bingham was caught by surprise when this came out and that he really couldn't have brought the information forward sooner. That's a lie. And so to then claim in the answering brief that this is minutiae that no one cares about is offensive. It falls into the category of don't spit on my shoes and tell me it's raining.

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THE COURT: I'm not sure I've heard that one before. Did Mr. Abrams teach you that?

MR. SHINDEL: My father taught me that, but there is a different word than "spit." Since we're in court, I let that one go.

The bottom line, Your Honor, is that it's highly material information. Exhibit B to our reply brief highlighted everything that is new.

As I mentioned at the outset, the timing of the mailing ensures that unless there is an injunction, stockholders won't see this stuff before the annual meeting. And I think the ISS recommendation is significant.

THE COURT: What's your ask here? I saw you at one point asked for ten days and then I saw you asked for 14 days. I wasn't sure exactly what your ask is.

MR. SHINDEL: So our ask is we believe that additional disclosures need to be made, and our ask is 14 days from the date of mailing of those disclosures. If Your Honor does not think that additional disclosures are necessary, the ask is ten days from the 8th because they are mailing the second supplement out —

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THE COURT: To the 18th or whatever the next business day is?

MR. SHINDEL: Correct.

Relatedly, Your Honor, I think the confidentiality gamesmanship needs to end. Exhibit C to our reply brief laid out the documents we think should be de-designated. We're not in 220 world. Pershing Square and Disney don't apply. This is —

THE COURT: Yes, but we're also not at a trial. If I had—correct me if I'm wrong, but I have been here a while and I've done this a few times. Compendiums or affidavits that people submit with lots of documents that they've placed under seal in accordance with the confidentiality stipulation, maybe you can draw swords on whether it's appropriate or not, wouldn't ordinarily see the light of day unless there's a reference in a brief that's sent out as a public version, whether it was at the motion to dismiss phase or summary judgment phase, really, until we get to a trial, at which point if it became a trial exhibit, that's a different game. Have I got that right? Isn't that basically how it works here?

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MR. SHINDEL: Frequently, yes. We're at a public hearing today.

THE COURT: Right. And would you say this is all presumptively public? I mean what everybody says in this room, until I seal it otherwise.

MR. SHINDEL: Right. But, well, more to the point, Rule 5.1 contemplates that the burden is on Cypress to justify its designations. In the ordinary course, people let it go until trial if it's not that important.

THE COURT: You're not required to file public versions of affidavits with—transmittal affidavits, are you? You file public versions of briefs.

MR. SHINDEL: Correct. But the attachments to the transmittal affidavits remain sealed.

THE COURT: Right. That's the way it usually is until we get to a trial.

MR. SHINDEL: Well, my only point is that there is just facially no basis for the vast majority of these designations. And it is part of a strategy.

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THE COURT: Why was this not raised in the opening brief?

MR. SHINDEL: Why was it not raised in the opening brief?

THE COURT: Yeah.

MR. SHINDEL: Frankly, Your Honor —
THE COURT: I'm sure Mr. Micheletti is going to stand up and say, They sandbagged us again, da, da, da, da, da.

MR. SHINDEL: Frankly, Your Honor, it was a word-limit issue. And, you know, ultimately, the primary thrust of what we want to happen is for the material facts to be disclosed, so that is what we focus on. So to that extent, you know, it was admittedly tactical. This was not—getting the confidentiality designations lifted is less important to us than getting the material facts out there, so that's what the opening brief focused on. We had 14,000 words and we were right up against it.

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The only other thing I'll mention, Your Honor, is this issue of an injunction bond. The argument was that the Court should err on the high side, that a substantial bond has been justified. It's not true in disclosure cases. And the bottom line is the burden is on the board to provide a justification for and a viable legal theory for what the damages might be that the injunction bond would protect against. They haven't done so. So I think no bond is warranted. Or if Your Honor feels like some bond is warranted, we would ask for a truly nominal bond of a dollar, just like nominal damages.

Unless Your Honor has any questions, that's all I have, subject to rebuttal.

THE COURT: Thank you.

MR. SHINDEL: Thank you, Your Honor.

MR. MICHELETTI: Your Honor, may it please the Court, Ed Micheletti from Skadden Arps on behalf of the Cypress board of directors.

Your Honor, perhaps not surprisingly, the defendants' position is that Mr. Rodgers' request for a preliminary injunction of Cypress' annual meeting should be denied.

Our position is that this case is moot and it was mooted by Cypress' two supplements: the first supplement issued May 17th; the second supplement issued June 8th.

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What's left and what I think I heard here today as well is that we're down to scraping the bottom of the barrel after those two supplements, scrambling to find something to keep the case alive.

It's Rodgers' burden to prove materiality, and he's fallen far short. And I'm going to walk the Court through his arguments in the same sequence so that the Court can hear our side of the story, but I do want to provide a couple of additional points, a few points of context here, because I think it's been lost in all of Rodgers' arguments, and this is our opportunity to do that.

THE COURT: That's fine, but just tell me first what the status is of the second supplement. Has it been mailed yet? If not, when is it going to be mailed?

MR. MICHELETTI: It was mailed—my understanding, Your Honor, is it was mailed yesterday.

THE COURT: And accompanied by a fight letter. Is that right?

MR. MICHELETTI: I believe so.

Again, just a couple points of context here, just to set the stage, Your Honor.

At this point, the Cypress stockholders have been inundated by an ocean of disclosures and they're drowning in it. Between the two parties, there have been more than 57 filings—I think as of today it could be over 60—that were made as part of the proxy contest. Mr. Gardner counted the words I think through a computer and came up with more than 150,000 words. He says it's almost close to "Oliver Twist." That's a lot of disclosure.

From the Rodgers side, the issue is almost entirely focused on the Bingham-Canyon relationship issues, in very large measure. And we submitted as exhibits all of their disclosures so the Court can see that and tried to highlight that for the Court with some statistics in our brief.

But what's lost on it from our perspective, and I've raised this with the Court previously, is the central question stockholders actually have to decide at the upcoming annual meeting relating to the election of directors, and that is stick with current management and the game plan that they have in place for the company or take a step back towards the Rodgers regime by picking his two hand-selected nominees to the board.

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Now, here's something Rodgers doesn't want anybody to know. And I think this is part of the reason why we're hearing so much about Bingham and Canyon Bridge and we've been dragged down into the mud. That is the last five years Mr. Rodgers was running Cypress, the stock price dropped more than 58 percent. In the year that the new management has taken over the company since he's gone, the stock has increased 34 percent. That's what stockholders care about.

THE COURT: Well, they may, but those are not points I'm going to be making any decisions about in connection with today's application.

MR. MICHELETTI: I understand, Your Honor. Again, just for context.

For that reason, though, we believe that the whole Bingham-Canyon Bridge issue has become a complete sideshow to the core issue that stockholders need to decide in connection with the director election.

And this is the other point of context, and I think it goes to a very fundamental point, and that is the other thing that's lost on Rodgers in their argument is the actual case law. And I want to turn to that now, because, again, I think that's been lost in the shuffle as well.

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Our view is that the most relevant case for the purposes of the Court's decision here relating to disclosures in connection with an annual meeting and an election of directors is former Chief Justice Steele's decision in Wolf versus Assaf. I may be mispronouncing it but it's A-S-S-A-F. We cite that in our opposition brief. It's completely ignored in Mr. Rodgers' reply brief, and for good reason, because it dooms his application entirely.

I just want to read from the case where the Court talks about what Delaware law requires when we're talking about disclosures in connection with an annual meeting and an election of directors. Here's what former Chief Justice Steele wrote. He was a Vice Chancellor at this time.

"Delaware law does not, however, require a proxy statement to impugn a director's character or draw negative inferences from his past business practices. It only requires a summary of his credentials and his qualifications to serve on the board as well as a description of any conflicts of interest. Nothing in our law requires a masochistic litany of management minutiae."

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And former Chief Justice Steele goes on to say, "If we required companies to include a detailed, subjective assessment of a director's character and past performance in proxy statements before an election, I do not see how this Court could avoid a flood of second-guessing, hindsighted shareholders seeking to contest admittedly subjective conclusions. This form of subjective titillation has never been required as spice for the 'total mix.'"

Now, Your Honor, the way I read that—and this case also cites back to Loudon versus Archer-Daniels-Midland for the same point, which is the disclosures required for an annual meeting and election of directors are twofold: the directors' background and credentials and qualifications to serve on the board as well as potential conflicts of interest.

Now, all of the nominees at issue in this upcoming election have that disclosure associated with them. All the Cypress board members have that disclosure. It's a paragraph on each one, detailed paragraph on each one, about their background qualifications, relationships with other companies, and former relationships with other companies. That includes Mr. Bingham. But all of our Cypress directors have that. Mr. Rodgers has that same description in his disclosure as well. But Mr. Rodgers has only attacked Mr. Bingham and that description about Mr. Bingham.

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And why, Your Honor? I think it's obvious. And I don't think it's coincidental that it was because Mr. Bingham was the one that told Mr. Rodgers it was time for him to leave the company. I think that's at the core of all of this. And I think the repeated attacks on Mr. Bingham and the fact that we're still here arguing over this, the bottom-of-the-barrel type of argument I think demonstrates that. But that's the law, Your Honor.

And I feel at this point, everything that Mr. Shindel is identifying—I'm going to walk the Court through it specifically—is essentially what the Wolf case says you shouldn't have to disclose as a company or you don't disclose. Right? He's asking for a masochistic litany of management minutiae. That's where we are at this point.

THE COURT: What was the last word? "Minutiae," is it?

MR. MICHELETTI: I love this phrase: "masochistic litany of management minutiae."

THE COURT: Okay.

MR. MICHELETTI: Chief Justice Steele, he had some colorful turns of phrases. Another one that he had, and I think this also goes directly to the law here, is about self-flagellation. And on this point, the Wolf case, again, ignored by my friends on the other side, says, "Where can it be said that a bright line rule should apply requiring a disclosure of facts disgorged in litigation when those facts and the many inconsistent inferences that could be drawn from them are hotly contested? A bright line rule demanding that all such facts be disclosed would suck management into a bottomless pit of self-flagellation worthy of the imagination of Dante."

And to a certain extent, Your Honor, I think we're right on the precipice of that with what we're talking about here today. So that's the law we're thinking about. They don't even bother to respond to it, I think for good reason, because they don't have an answer for it.

And the other thing I'll note about the case law here, Your Honor, and I'd be remiss if I didn't mention this, is that Mr. Rodgers does not cite a single case where an annual meeting was enjoined based on disclosures concerning an election of directors. Not one. And this case should not be the test subject for that to happen, especially based on where we are now, after two supplements.

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So with that, Your Honor, I will try to walk the Court through Mr. Shindel's arguments.

THE COURT: All right.

MR. MICHELETTI: The first argument he makes concerns—and Your Honor was in tune with the number of the documents and a number of the issues I was thinking about while you were talking with Mr. Shindel.

The first argument is the argument that further disclosure is needed based on Rodgers' reading of Plaintiff's Exhibit 3, which was the bank presentation to the Cypress board concerning the strategic buyers matrix.

THE COURT: Right.

MR. MICHELETTI: And on that one, Your Honor, there are a number of problems with their argument in that regard. The Court already picked up on the alphabetical order one.

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THE COURT: But the key issue here is wouldn't you agree with me—I know you won't, but just bear with me—that there is a qualitative difference between being in the top four and somewhere on a chart of 30? The whole diagram is based on setting up the top box in the right-hand corner about the most likely potential acquirors, and they're in that top box. Isn't that very different than saying something about speculation about being among 30?

MR. MICHELETTI: I think the context matters, Your Honor. It could be.

THE COURT: That's my point.

MR. MICHELETTI: No, no, no.

THE COURT: That is the context.

MR. MICHELETTI: But not just the context of what's on the page but the context of what was presented and what the record evidence is that Mr. Shindel has tried to develop on behalf of Mr. Rodgers that talks about this. Because I think that's dispositive.

In the Wayne County versus Corti case, a matter I was involved in, Chancellor Chandler, in rejecting a disclosure claim, said, "The fact that something is included in materials that are presented to a board of directors does not, ipso facto, make that something material. Otherwise, every book that's [provided] to the board and every presentation made to the board would have to be part of the proxy material ...." Now, this is in a deal context but —

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THE COURT: But we're sort of in partial disclosure land. For better or worse, and I submit to you probably for better, you made a second supplement.

MR. MICHELETTI: Right.

THE COURT: In the second supplement, you characterize this slide as Canyon Bridge—speculation about Canyon Bridge being one of 30. Once you characterize it, you've got to characterize it correctly.

And now I'm asking you again, isn't there a qualitative difference between being among the top four and just somewhere on that page?

MR. MICHELETTI: The board members didn't think so. That's where I was going with this, Your Honor, with the case law. Mr. Shindel asked them about this. And what Chancellor Chandler said, former Chancellor Chandler said —

THE COURT: I'm not sure I understand why what the board members thought is relevant because it's the characterization of what's on the page in an investment banker's book that's the disclosure.

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MR. MICHELETTI: I understand, Your Honor, but I think we're down into the weeds on this, too, respectfully.

THE COURT: We are in the weeds. I've spent an entire day in the weeds. So I'd like to work in the weeds.

MR. MICHELETTI: Right. Again, respectfully, the way I understand the law—and I haven't had a chance to present this case to Your Honor because they raised this in the reply brief right after we issued the supplement, but the Courtney case makes clear that you don't have to disclose something just because it's put in front of the board. You have to demonstrate that the board relied on it. That's what the law says. Which makes sense. Otherwise, every time somebody puts a piece—this page was part of a 97-page presentation. Right? And the testimony around this page demonstrates the exact opposite of the board relying on this as being something meaningful.

Let me just walk the Court through the facts because Mr. Shindel overlooked it.

THE COURT: All right.

42

MR. MICHELETTI: The plaintiffs aren't even disputing this first one, which is this presentation was provided at the investment bank's request. Right? In other words, this was part of a bank rotation coming through the company, pitching business. Right? And it was providing its views, not something that the board asked for. This wasn't some company or bank that they had retained for this purpose because the board wanted to understand these issues. This was part of the pitch meeting.

That seems to make it in my mind already suspect. Certainly, the stockholders aren't asked to vote on this. And again, it's their burden to prove that this somehow moves the dial, and I just don't see it. I don't see how it's in any way, shape or form germane to the question of who to elect to the board.

It's not a situation where you're in a deal case and board presentations on critical board decisions need to be disclosed. It's far from that. Right? It's just one slide out of 100 that the testimony makes clear—and I'll just walk through with the Court the testimony.

Director Albrecht said, We didn't go into great detail into any of these top companies.

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Benhamou said, We discussed many but not all of the names. We discussed Canyon Bridge along with the other names. We discussed several others but didn't place any great importance on it.

Mr. Bingham said, We, meaning the board, talked about the fact that it seemed odd that all four of these companies were in that upper right-hand box because they're all investment firms.

Not a single director said, We somehow assimilated this information and relied on it as if it was material to some sort of board decision that was made at this meeting.

So I think the context is critical here in terms of deciding whether this is even something to focus on. The board didn't rely on. There is no mandatory requirement that just because one page out of 100 was submitted to a board and it's something that Mr. Rodgers is interested in because of the proxy fight, that it needs to be disclosed.

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You know, in that sense, Your Honor, I think the evidence supports that the board considered what was said and they didn't ascribe any greater value to those four companies than anywhere else. And I think that's why the disclosure was made the way it was, Your Honor. It's consistent with the way the record played out, as the company understands it. And, again, the board didn't rely on this in any way, shape or form, and Mr. Shindel hasn't proven it. And it's his burden.

Unless Your Honor has any other questions on this particular document, I'll just turn to the next issue.

THE COURT: Which is?

MR. MICHELETTI: I think I've got this right. The next issue relates to Plaintiff's Exhibit 6, which is a couple of WeChat messages that appear in this document with —

THE COURT: That's the one that's in native?

MR. MICHELETTI: Exactly. And so you have to identify the text messages or whatever you call them, chat messages, by column. So I'm looking at number 421 and 422 because I think that's the one Mr. Shindel was thinking about when he was making the argument.

So, number one, he already admits that this is cumulative of other discussions along these lines that were in the proxy. He's just now focused on one that was made in December. I think Mr. Shindel was confused when he said October earlier.

Our understanding, the way we read his brief, his argument is that the exchange in Cell 421 and 422 should be disclosed because a person from Canyon Bridge identified among other companies as speculated targets for consolidation are, and then there's ticker symbols listed, including CY for Cypress. And then Cell 422, it looks like Mr. Bingham responded by saying, "This speculation is persistent here." Right?

He's not disclosing any—he's certainly not disclosing any material nonpublic information in this chat. He's only agreeing that speculation generally exists concerning Cypress.

You know, I've been doing this for a decent amount of time. I think in many respects it's no different than management when somebody addresses this publicly in some fashion saying "no comment" or "yeah, there's a bunch of rumors" or something to deflect, you know, a comment and to go any further. It certainly doesn't confirm—saying "This speculation is persistent here" doesn't confirm rumors to be true. That's for sure. I'm not sure it really moves the dial on anything.

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And, frankly, if there was some sort of transaction consideration at Cypress—and, you know, to my knowledge, there isn't; this is a hypothetical—but that's the kind of response you'd want one of your executives to give, anyway, just deflect it off.

So beyond that, Your Honor, I think the disclosure that's already been made in the supplements is sufficient. And again, based on the Wolf case, I don't view any of this and Cypress doesn't view any of these issues as material. And Mr. Shindel hasn't carried his burden on that.

In terms of the executive assistant issue, let's turn to that. That one is based—this is the argument that Mr. Bingham's executive assistant had to stop being paid by Canyon Bridge. Right? Which was disclosed. That comes from Plaintiff's Exhibit 11, which is Mr. Bingham's—which is Mr.—I forget. Sorry. I think I gave you the wrong number. That comes from—yeah, plaintiff's Exhibit 11, which is the code of conduct.

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And the argument is that it must mean that his assistant was deemed to be working for a competitor and, therefore, Mr. Bingham should fall into the same category, that he was also working for a competitor of Canyon Bridge.

But the reality is, Your Honor—and this one is an easy one—is that Mr. Bingham testified about this at his deposition. There's disclosure on this, in the second supplement, at page 4. And Mr. Bingham testified about this at page 183 of his depositions about why she lost her salary.

He said, I was asked by the board to terminate that salary because of the provision in the Cypress code of conduct that says you can't have two jobs. Right? He doesn't say, It was because of a conflict.

And the guidelines are at Plaintiff's Exhibit 11, and there is a section, Roman III(d)(i) that talks about employment and outside employment.

THE COURT: Give me one second, please. Roman III(d)(i). All right.

MR. MICHELETTI: So the second sentence: "Our policies prohibit any employees from accepting simultaneous employment of any kind without written permission of the company." That's the provision that's applying, not because —

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THE COURT: How do I know that?

MR. MICHELETTI: Well, number one, that's what Mr. Bingham said —

THE COURT: No, it —

MR. MICHELETTI:—testified. And that's what's being —

THE COURT: I read Mr. Bingham's testimony. And the issue I have with that testimony is I don't know if it's the first part of that sentence or the second part of that sentence that he was speaking about. It's one of the two, best I can understand, but I don't know which part.

MR. MICHELETTI: Right. Well, the problem is that —

THE COURT: Can you point me to anything else in the record that indicates it was absolutely the first part?

MR. MICHELETTI: Just the disclosure itself, Your Honor.

THE COURT: Well, the disclosure itself—let's get it out—I don't believe it gives a reason. I think it just says—let me just get it. It's a nice redlined version of it in the reply brief.

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It says, "For the first few months of 2017, Canyon Bridge paid Mr. Bingham's executive assistant at Cypress for the work she did on a part-time basis for Canyon Bridge. Cypress management asked Mr. Bingham and Canyon Bridge to discontinue this practice, which they did."

MR. SHINDEL: Right.

THE COURT: It doesn't give any reason.

MR. SHINDEL: Right. That's the record evidence that Mr. Shindel has, though, to make this argument.

THE COURT: Right.

MR. SHINDEL: It's not my burden to disprove it. It's his burden to prove —

THE COURT: What he has provided is testimony from Mr. Bingham saying she had to give it up because of a provision in the code that says you can't have two jobs. I've looked at the code, and there is a provision that talks about not having two jobs. One reason could be any second job because you didn't get written permission. Another part of the same provision is a written job with certain people that you just can't do, period. I mean there is no express carve-out. Could be either one. But the point is it's because of that provision.

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MR. MICHELETTI: I understand.

THE COURT: That's what he has testified to.

MR. MICHELETTI: That's what he's arguing. I understand. And that's what Mr. Bingham has said —

THE COURT: That's what he testified to.

MR. MICHELETTI: I understand.

THE COURT: Do you disagree with his testimony?

MR. MICHELETTI: No, no, no, I understand. I didn't understand—maybe let me answer it this way, Your Honor.

Again, I don't think that the Court, respectfully, comes into this thinking that the disclosure is presumptively inaccurate or mistaken. I also think the law says it's incumbent on Mr. Shindel to develop the record if he's going to make an argument like that. Because I can easily explain to the Court why that provision of the code makes sense under the circumstance and why it wouldn't apply to Mr. Bingham, and I will do that.

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But it's not incumbent on me to create the record for Mr. Shindel to be able to argue that that's not, in fact, what happened. Because it's plausible the way I've described it that that provision applies. And that's what—respectfully, I think that's what Mr. Bingham was trying to say at the deposition.

First of all, let me just talk about what hasn't been developed. There is no evidence in the record that Mr. Bingham's executive assistant was asked not to accept a Canyon Bridge salary because it was a competitor. That question could have been asked and it could have been addressed directly, and it wasn't.

There is no evidence that—and Mr. Shindel had a ton of documents too. There is no evidence that the code provision prohibiting employment with a competitor was implicated either. And he didn't even attempt to try to address that directly either, other than the way Mr. Bingham addressed it.

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No director testified they viewed Canyon Bridge as a competitor, something that we repeatedly disclosed over and over in our papers. That's been the board's conclusion. That's not even at issue today. In fact, the board concluded that —

THE COURT: I'm sorry. Can you just repeat what you said?

MR. MICHELETTI: Sure. No director has testified that they viewed Canyon Bridge as a competitor. There is no evidence of that in the record. It's not even at issue today.

It's also true that the board concluded that Canyon Bridge was not a competitor.

Mr. Rodgers had the opportunity to depose the company's CFO, who is charged with administering the code as to employees. So that—didn't even attempt to develop any evidence about this at his deposition, Mr. Trent's deposition either, the CFO. He had the opportunity. He didn't do it. He can't come in now and make the argument that he's proved his case.

Now let me explain why that provision would apply to her and not to Mr. Bingham because I think that at least gives the Court the logical understanding of why we're arguing this.

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It requires written permission of the company. Right? And the argument is that she did not seek written permission of the company before she took the employment at Canyon Bridge and was being paid for it.

THE COURT: I'm sorry. Whose argument is that?

MR. MICHELETTI: Well, my contention is that's the reason why this code provision applies. That's the company's position.

Mr. —

THE COURT: I don't want to go around in circles because I think we just sort of covered this. I get what the argument is that you're making to me, that that's the part, but I haven't seen anything in the record that confirms that necessarily was the reason as opposed to the latter part of the same sentence. If there is something you can point me to to help me with that, I'd like to hear it.

MR. MICHELETTI: Mr. Bingham raised before he officially joined Canyon Bridge the prospect of joining the board on November 4th at the board meeting, and he received approval at that meeting. So he is not similarly situated to the secretary.

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Again, Your Honor, I feel like I'm in this awkward place where I'm trying to justify why we didn't disclose something where it's his burden of proof to prove why we need to disclose something, and I don't think he's carried the burden.

THE COURT: Yes. On the other hand, like I said before, a lot of this is coming up today in the context of you've made a decision about the second supplement. It's there. Frankly, it was the right decision. But you've got to characterize things correctly.

MR. MICHELETTI: Right.

THE COURT: So that's our context.

MR. MICHELETTI: I understand. Although can I take it up one level, Your Honor, respectfully, and just say, she's not up for election. Right? And I understand the inference they want to draw. Right? But I think we're extremely far removed from the law — from the case law under Delaware and Wolf versus Assaf that says what needs to be disclosed. I think we're far removed from that. We're more in the category of either approaching Dante's inferno or we're on the other side of it where we're talking about masochistic litany of minutiae, respectfully, Your Honor.

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Let me turn to the next argument, which is —

THE COURT: Oracle.

MR. MICHELETTI: — oracle.

THE COURT: Tell me, on that one, has it been the subject of Mr. Rodgers' fight letter, the whole Oracle thing?

MR. MICHELETTI: I think so.

THE COURT: It has come up.

MR. MICHELETTI: And, Your Honor, more importantly, the fact that he's a former Oracle director was disclosed in the definitive proxy back in April. It's listed in his qualification section as having left Oracle. Again, the way I read the case law, anything more than that is not required.

The next one is the bank account issue concerning signature authority. To be honest with you, Your Honor, it wasn't really clear to me the direction that Mr. Shindel was going with that argument today, but as I understood it from his briefing, he thinks that we, the company, should disclose that Mr. Bingham controlled the Canyon Bridge bank account and described the amount of money that Mr. Bingham testified and Mr. Chow testified was in the account.

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I think the amount of money clearly falls into the immaterial category, especially given the public disclosure that Canyon Bridge was funded in September 2016 with an initial 1.5 billion funding commitment. I think it doesn't — I don't think it moves the dial at all. It's a drop of water in the ocean.

On the other hand, the control, that's not what Mr. Bingham testified at his deposition. The words "controlled the account" never comes out of his mouth, never comes out of Chow's mouth either. Right? He had signatory authority, and that's been disclosed, so I don't think that there's any issue there.

THE COURT: Well, I think there were two things, if I recall correctly, the other side is looking for here. One is a reference to the amount in the account as of the date he gained signature authority. Let's put that to the side.

MR. MICHELETTI: Yep.

THE COURT: The second issue is when he gained signature authority, because the disclosure in the supplement I believe refers to "by December." They're saying it should say as of I think November 9th is the date they focus on.

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Could you address the timing issue for me?

MR. MICHELETTI: Sure, Your Honor. Again, I'll start by saying I think it falls into the category of four or five levels down, it doesn't move the dial, and it's not material, under the applicable law.

Second, I don't think he's proven how that date, that specific precise date, would be material to anyone. I don't.

And, third, we identified that he had signature authority to sign checks from the Canyon Bridge account at Wells Fargo before that date, this is at page 6 of the second supplement, before December.

Stockholders — again, I don't want to be in a position where I'm trying to disprove why or trying to prove why we don't have to disclose something. That's not the burden. Mr. Shindel hasn't explained how that affects the total mix whatsoever. We're in that masochistic litany of minutiae.

The last issue Mr. Shindel mentioned is that he wants further disclosures about

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Mr. Bingham's titles. If you look at the second supplement, Your Honor, Mr. Bingham is referenced repeatedly as "founding partner" throughout that narrative. I just don't see what else could be additive there, let alone material.

THE COURT: Can we just go back for a second? I had the wrong date.

MR. MICHELETTI: Sure.

THE COURT: So what he's seeking to have it changed to is "by November 3rd" that he had signatory authority. And presumably the reason for that is the Lattice press release comes out or the Canyon Bridge press release concerning Lattice comes out either that day or the next. I've forgot now. But the November 4th board meeting then occurs and everybody learns about it at Cypress.

Now, putting a sharper point on those two dates, tell me again why the timing doesn't matter from your perspective.

MR. MICHELETTI: Again, number one, because the material benchmarks are already disclosed about all of those points in the definitive proxy, the first supplement, and the second supplement. The specific date, I don't see how it changes the dial.

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Their argument, Your Honor, is they want to — I think, respectfully, their argument in the brief was they want Cypress to disclose that he had control over that account. The most they'd have in the record from Mr. Bingham on this is that he had signatory authority. That's it. As did one other employee, according to Mr. Chow at his deposition. Right? I don't see how that moves the dial, respectfully. It's a drop of water in the ocean, a disclosure that already exists.

I just don't — again, it's not my burden to disprove the materiality. It's Mr. Shindel's burden to prove the materiality. I think he's fallen far short and fallen far short of the Delaware law that applies.

THE COURT: All right.

MR. MICHELETTI: Your Honor, with that, unless you have any other questions about those arguments —

THE COURT: I do have one. So on these conflict guidelines —

MR. MICHELETTI: Right.

THE COURT: — I lost the exhibit number now. Do you know what I'm referring to? It's attached to the board minutes. Exhibit 8 of the board minutes, the three guidelines and then the recital.

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MR. MICHELETTI: Oh, right, Your Honor. Yes.

THE COURT: Can you point me to that document?

MR. MICHELETTI: I'm glad you reminded me of that.

THE COURT: I have it right here.

I guess my question to you is, first of all, help me out. I'm looking at Exhibit 43, the minutes for the December 19th board meeting.

Now let's just do the basics first. You're not disagreeing with Mr. Shindel, are you, about the fact that these three guidelines that are in the bullets are publicly available?

MR. MICHELETTI: They are publicly available.

THE COURT: Okay. Just tell me the context of that. How did they become publicly available?

MR. MICHELETTI: It was disclosed in — I believe it was disclosed in the first supplement or the second supplement.

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THE COURT: So they just quote these three bullets? Is that the idea?

MR. MICHELETTI: Yes.

THE COURT: But it doesn't include like the definitions?

MR. MICHELETTI: Well, I think the only definition that would be relevant is the definition of "the Company." And if you look at the second supplement here, I believe where it was disclosed, or the first supplement — maybe it's the first supplement.

THE COURT: Actually, what would help me is if you show me the first supplement where this stuff appears.

MR. MICHELETTI: It's Plaintiff's Exhibit 52.

THE COURT: Give me a second.

All right.

MR. MICHELETTI: So if you look at Plaintiff's Exhibit 52, and you'll see it's getting harder and harder for me to see this, but it's on the second page about two-thirds of the way down, you can see the protocol, the second — there is a bold line there right above that. It says, "At the next board on December 19th, 2016," right there, it discloses the bullets.

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THE COURT: All right. Now, just looking at this, on the prior page, for purposes of this document, Cypress is defined as "Company." Right?

MR. MICHELETTI: Exactly. That was the point I was going to make, Your Honor.

THE COURT: All right. I'm not trying to do your work for you, but — all right. Okay. Anything else on this?

MR. MICHELETTI: No. I mean, I think it's self-explanatory, especially with the defined term on the first page.

THE COURT: Okay.

MR. MICHELETTI: Let me turn to Mr. Shindel's remaining arguments, which I think go to timing and gamesmanship. It's disappointing that it gets dragged into the mud like this. I can go on as to why the gamesmanship argument is a cheap shot and further mudslinging. And, frankly, I think it's just evidence that they don't have a grasp on the law here that applies and haven't satisfied their burden to prove materiality of any of these in-the-weeds disclosures. But what I'll say is a couple things.

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They say we overdesignated documents. Let me just start with that, quickly, because I know Mr. Gardner and Mr. Majarian are quite upset about that. It's not even —

THE COURT: They look very upset.

MR. MICHELETTI: They're always upset. It's not even close. It's actually —

THE COURT: Well, tell me — let's start with an easy one. Why is the code of conduct stamped "confidential" since it's a publicly available document?

MR. MICHELETTI: The code of conduct is not stamped "confidential." There was a draft that was stamped "confidential" if I recall correctly. If that's not the case, it should not have been —

THE COURT: So 11 is a draft?

MR. MICHELETTI: I'll just say, Your Honor, if the code of conduct is a publicly available document and it was marked "confidential" —

THE COURT: What do you mean "if"? You don't know?

MR. MICHELETTI: It is. It's available. If it was marked "confidential," it's in error. But there is a draft, and some of the drafts were produced.

THE COURT: Am I wrong or right about the following: There is an e-mail, the Benhamou e-mail about the likelihood of conflicts, let's state it in a neutral way, which I believe I de-designated in a prior hearing.

MR. MICHELETTI: Right.

THE COURT: It is still in here stamped as "confidential."

MR. MICHELETTI: That must be an error, Your Honor, because they've already used it publicly. There is no dispute over that.

THE COURT: But you stamped it as "confidential" in your appendix.

MR. MICHELETTI: Then it was an error, Your Honor. I apologize.

THE COURT: All right.

MR. MICHELETTI: It was in connection with our briefing filed over the weekend. I mean, it was just a little bit of a flurry of activity. So I apologize, Your Honor, if that was the case, but I can tell you there's been no intent to overdesignate. Let me just respond to this slightly, Your Honor, because

I want to dispel this on the record. Their argument is that we've designated everything confidential. That's a false statement. I'm just going to say, it's not true.

THE COURT: Well, am I correct that Mr. Rodgers' own letter to the board is in your appendix stamped "confidential"?

MR. MICHELETTI: If it is, that's an error.

THE COURT: No. Not "if." Is it?

MR. MICHELETTI: I don't have it in front of me, Your Honor. I can tell you, we produced it without a "confidential" —

THE COURT: Exhibit 45. Take it look.

MR. MICHELETTI: If it is, it was a mistake.

THE COURT: Take a look.

MR. MICHELETTI: Your Honor, after consulting with my colleagues, they tell me that it was — all the exhibits were filed under seal but it was not designated as confidential.

THE COURT: All right. There are several I think they're e-mail communications from a shareholder named Pollock.

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MR. MICHELETTI: Right.

THE COURT: Is it your contention those are confidential?

MR. MICHELETTI: I'm not immediately aware of them, Your Honor, but if it was a public communication from a stockholder to the company, then, no, they would not be confidential.

Like I said, there is no intent —

THE COURT: I'm sorry. So if they're e-mails from the public, you're not contending they're confidential. I just want to know one way or the other.

MR. MICHELETTI: I don't have it at the tip of my tongue, Your Honor, but if — I'm saying if it was something a stockholder sent to the company and it was a — I doubt it would be — I doubt I would call it confidential, Your Honor.

There is no intent to try to keep things overdesignated as confidential.

THE COURT: I'm really not interested right now in doubt. I'm really interested in the position.

MR. MICHELETTI: Sure.

THE COURT: Yes or no, you would agree it should be unsealed?

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MR. MICHELETTI: I'm happy to look at the document specifically, Your Honor, and make the argument.

THE COURT: Well, let's put it a little differently. Is there some company policy you can point me to that when it gets a letter from a stockholder or an e-mail from a stockholder, it's going to be viewed as confidential?

MR. MICHELETTI: To my knowledge, Your Honor, no.

THE COURT: All right. So why don't you take a look at Exhibit 56 and Exhibit 57 and Exhibit 58.

MR. MICHELETTI: Your Honor, again, I'm looking at the face of this. I don't see confidential information. My client is here. I can make a call on it shortly after the hearing.

THE COURT: Well, I anticipate ruling at this hearing.

MR. MICHELETTI: Okay.

THE COURT: All right?

MR. MICHELETTI: Again, Your Honor, I will say it a fifth time because I truly mean this: there was no intent to try to conceal anything. If the exhibits came out overdesignated, it's only because we were rushing over the Memorial Day weekend.

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THE COURT: Okay.

MR. MICHELETTI: I will say, just to be clear, to my knowledge, we have produced Mr. Rodgers' letter to the Cypress board of directors, Rodgers' Section 220 demand letter, Cypress' response to the 220 demand letter, Rodgers' Section 220 complaint, Rodgers' summon for the 220 action, Rodgers' breach of fiduciary duty action complaint, and Cypress First, which I believe is the website. We haven't marked any of those as confidential, or if we did initially, they've been de-designated. And there is a whole host of others. The statement that we've marked every document in the case as confidential is not true. We've tried to be as responsible as we can.

There was a comment where Mr. Shindel said that Mr. Bingham doesn't intend to leave Cypress. Your Honor — or Mr. Bingham, excuse me, intends to leave Cypress. That's not what's been disclosed. What it says is Mr. Bingham intends to leave his position as executive chairman, not that he's leaving Cypress. I just want to make that point clear.

THE COURT: Is that last part disclosed, that he's going to leave his position as executive chairman?

MR. MICHELETTI: It's been disclosed in the second supplement, I believe.

THE COURT: And what's the timing that's disclosed about that?

MR. MICHELETTI: He says — the disclosure says, "It is expected that Mr. Bingham will transition out of the executive chairman role by the end of the calendar year."

THE COURT: Okay.

MR. MICHELETTI: Not that he's leaving the company. I just want to make that clear.

THE COURT: Thank you.

MR. MICHELETTI: The only other point I'll make, Your Honor, is on timing. And, again, I start from the premise that we're talking about nonmaterial information here. Nine days is more than sufficient. Nine days starting from Tuesday, when it was filed, should be more than sufficient to be able to be disseminated to stockholders. It was mailed yesterday.

Mr. Rodgers ignores a whole host of cases, including some decisions from this Court, that have held that eight does is sufficient, five days is sufficient, nine days is sufficient.

THE COURT: Well, it's all very context-specific. Can you point me to one where there's been an active proxy contest going on and that's what a Court held?

MR. MICHELETTI: Well, Your Honor, no, except that I can point you to a number of cases where the Court has said, This is not really material information and so the amount of time prior to the meeting doesn't really matter.

What I can tell you, again, just to circle back to where I was at the beginning of the argument, Mr. Rodgers doesn't cite a single case that enjoins an annual meeting on the basis that he's trying to enjoin one here. None. And he doesn't cite any case that addresses timing in this context either.

To my knowledge, Your Honor, I don't think there are any cases along these lines, again, because I don't think this is something that the Court does, frankly, especially when we're down to the end, talking about the type of disclosures that Wolf versus Assaf says should not be disclosed.

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That's all I have, Your Honor, unless you have any questions.

THE COURT: Let me just check and see if I had anything else.

MR. MICHELETTI: Sure.

THE COURT: No, I have nothing else. Thank you, Mr. Micheletti.

Mr. Gardner, you have something else.

MR. GARDNER: Yes. At the risk of frustrating Your Honor —

THE COURT: Are you Mr. De-Designation?

MR. GARDNER: I just can't help myself but to point out we were talking about Exhibit 45 being filed under seal, and that's Plaintiff's Exhibit 45. So it's 45 to the affidavit of April Ferraro, so it's Plaintiff's 45. I just wanted to clarify that it wasn't filed by the defendants under seal. It was filed by the plaintiff.

THE COURT: All right. Everything in the appendix was just stamped that way. Right?

MR. GARDNER: Yeah. Certainly, we're making no criticism of the plaintiff for filing on a quick turnaround their exhibits under seal. That's pretty standard. We do the same thing. We made a filing at 5:00 before Memorial Day. But that particular exhibit, I just wanted to point out.

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THE COURT: Thank you, Mr. Gardner.

Mr. Shindel?

MR. SHINDEL: At multiple points during his presentation, Mr. Micheletti talked about the fact that I supposedly failed to prove my case. I do feel compelled to point out that, as Your Honor mentioned, we're not here at a trial. I do have a burden here but I don't have to prove my case. I have to prove that there is a reasonable probability after trial that I could prove my case. I just felt like that merited mentioning.

Mr. Micheletti focused heavily on the Wolf decision. I think part of the problem and the part of the law — I was accused of ignoring the law. The part of the law that Cypress and the board routinely ignore is the law about partial disclosures and what happens when you start traveling down the path, making some disclosures, and then needing to make full disclosures.

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And from the get-go, there have been a series of disclosures about what Mr. Bingham supposedly did or didn't do and the timing of things. And all his disclosures have been false, and because Mr. Bingham wasn't forthcoming with the board, it seems. But, you know, the board—that doesn't absolve the board of its duty to disclose information honestly to stockholders.

So the Morgan Stanley presentation, there's a disclosure that's one of 30, and Your Honor picked up on it immediately. I'm not going to directly dwell on the issue. But it's not fair for the board to put out misleading partial disclosures and then claim, We're just down in the weeds. This is minutiae. This is a death spiral.

I mean, if that were true, if the law allowed a board to do that, what incentive would there be for the board to be forthcoming in the first place if the board can put out just whatever rosy story it wanted to regardless of what the facts said and then say later on, All we need to do is disclose what other companies this guy works for and that's enough. Sort of the standard, Mr. Bingham serves as a director at blah, blah, and that's enough. That's not enough here because they went down a road of disclosing false information to stockholders and now they have to come clean.

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This issue about the executive assistant and why she was—why the board asked Mr. Bingham to terminate her employment at Canyon Bridge, you know, it's one of two options.

I will say, and I think I mentioned in my opening remarks that I think the clear inference is that it can only be the competitor piece of the code. And it's Exhibit 52 to our opening brief or to the transmittal affidavit that was part of opening brief. It's the first supplement.

And if you turn, counting the cover page, it's the fourth page in, the first paragraph at the top of the page I'm looking at says "From December 16, 2016, to December 23, 2016."

THE COURT: Give me one second. Yes, I see it.

MR. SHINDEL: The next paragraph after that, this is the disclosure about Mr. Bingham getting written permission or not. And it says, "Mr. Bingham did not seek approval of the company's chief financial officer to serve as a director of Canyon Bridge Management Corporation because the board has determined Canyon Bridge is not a competitor of the company and the board does not view his accepting this board position as a violation of the code."

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So the board sloughs off the written permission when it comes to Mr. Bingham because Canyon Bridge supposedly isn't a competitor, so the written permission part can't have anything to do with why his assistant is being terminated.

THE COURT: I'm not sure I understand why I would necessarily reason that. I mean, I get what that disclosure says that you just pointed to me, but I'm not sure why that rules out the second option as to the assistant.

MR. SHINDEL: Well, I mean, maybe I'm giving them too much of the benefit of the doubt. It should rule it out if they're being fair and consistent in applying the code.

I guess the other explanation is that the coda applies in one way to executive assistants and another way to the executive chairman of the board. If that is the case, that would seem to merit disclosure to stockholders as well.

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While I'm talking about the code, and there's been some colloquy back and forth about the code being marked "confidential," Cypress insisted on redacting a quote from the code of ethics that was in our de-designation reply brief. So in the public version of that brief, there is a direct code from the code of ethics that is redacted because they asked for it, because we have to submit the brief to them and they get to designate redactions for the public version. So a direct quote—

THE COURT: From the—let me make sure I understand. They're redacting part of the code, but the code itself is public, isn't it?

MR. SHINDEL: Correct.

My point is simply that this notion of things being in error or it was a mistake, the brief was given to them. Here are your redactions. They redacted a direct quotation from the code of ethics.

THE COURT: Okay.

MR. SHINDEL: I was a little bit lost about what the difference is between controlling a bank account and having signature authority on a bank account. Having signature authority on a bank account, you control it. I don't know what else having signature authority on a bank account means. That distinction was apparently meaningful to the board but lost on me.

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Finally, with respect to Oracle, and it's a broader point than just Oracle, but again, the confidentiality designations prevent us from putting out in fight letters the details of what actually went on.

What is material about the Oracle situation is the fact that the Oracle Corporation, which is far from a fly-by-night operation, recognized a particular risk. The same risk exists at Cypress. Oracle took one course of action. Cypress took another one. The stockholders are entitled to know what Oracle did and evaluate whether what their board is doing is protecting them as stockholders.

Unless Your Honor has any further questions, I feel like we've been here long enough and I've kept you long enough.

THE COURT: Thank you, counsel.

I spent a lot of time working through the weeds, and I'm going to give you a ruling now, really for two reasons. One is there are time exigencies associated with this; and, two, because I have a lot of other matters I have to tend to.

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Before the Court is the motion of plaintiff, TJ Rodgers, to preliminarily enjoin the annual meeting of stockholders of Cypress Semiconductor Corporation which is currently scheduled for June 8, 2017. For reasons I'm going to explain, I'm going to grant the motion and enjoin the stockholder meeting until ten days after Cypress supplements its disclosures to address several items I will discuss in this ruling or until June 19, 2017, whichever is later.

In addition, I'm going to grant Rodgers' request to de-designate certain documents but only in a very limited respect, as I'm going to explain in a few moments. And otherwise, I'm going to deny that request.

Let me start with a little background.

On April 19, 2017, Cypress filed a definitive proxy statement in connection with its upcoming annual stockholder meeting. Cypress has nominated all seven of its incumbent directors for re-election at the stockholders' meeting and Rodgers has nominated a competing slate of two individuals for election to the Cypress board to replace Cypress' executive chairman, H. Raymond Bingham and its lead independent director, Eric A. Benhamou.

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On April 24, 2017, Rodgers filed this action challenging certain disclosures in Cypress' proxy statement. On May 17, 2017, Cypress filed its first supplemental proxy statement.

On May 30, 2017, after receiving Rodgers' opening brief in support of his motion for a preliminary injunction in this action, Cypress filed a second supplemental proxy statement disclosing additional information for the apparent purpose of mooting Rodgers' request for relief. The next day, on May 31, Rodgers filed his reply brief, which narrowed down his disclosure allegations to what he described as six categories of issues.

Let me frame the legal standard that operates for today's proceeding. A preliminary injunction may be granted where the moving party demonstrates first a reasonable probability of success on the merits; second, a threat of irreparable injury if an injunction is not granted; and, third, that the balance of the equities favors the issuance of an injunction.

Under Delaware law, directors have an affirmative duty to disclose fully and fairly all material information in the board's control when stockholder action is sought. A material fact is one that a reasonable investor would view as significantly altering the total mix of information made available. It is not necessary that a fact would change how a stockholder would vote.

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The materiality standard is an objective one determined from the perspective of the reasonable stockholder, not the directors or the other party who undertakes to distribute information.

Persons nominated to serve on a corporate board are normally required to present a summary of facts relating to any actual or potential conflict of interest. In addition, and this is particularly important for today's purposes, once directors have traveled down the road of partial disclosure, they must provide the stockholders with an accurate, full, and fair characterization of the disclosed events.

I'm now going to turn to the six categories of issues identified in Rodgers' reply brief which I'm going to go through one by one.

First, Rodgers asserts that Cypress should have disclosed that an investment bank identified Canyon Bridge as among the most likely acquirors of Cypress in a presentation to the Cypress board.

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In its second supplemental proxy, Cypress disclosed that—and I'm now quoting the relevant part—"On November 4, 2016, an investment bank presented to the Cypress board regarding the continuing consolidation in the semiconductor industry and speculated that Canyon Bridge might be one of 30 companies that could have an interest in Cypress."

The investment bank presentation at issue, however, identified Canyon Bridge not only as one of 30 companies that might be interested in acquiring Cypress but as one of four companies that were the most likely to acquire Cypress. Having traveled down the path of partial disclosure, Cypress is under an obligation in my view to describe the facts fully and fairly.

The complete and accurate disclosure of this information is material to Cypress' stockholders' evaluation of Bingham's potential or actual conflicts of interest and, thus, his fitness to serve as a Cypress director. Stockholders will likely draw different inferences from a statement that Bingham is affiliated with one of 30 potential acquirers of Cypress and a statement that Bingham is affiliated with one of the top four potential acquirers of Cypress.

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Therefore, Cypress shall supplement the relevant paragraph in its second supplemental proxy to include the following disclosure. And I'm now blending what's in it already with what I'm going to require to be added. So now quoting, "Also on November 4, 2016, an investment bank, at the investment bank's request, presented to the Cypress board regarding the continuing consolidation in the semiconductor industry and listed a number of companies that Cypress may want to acquire. The presentation also identified Canyon Bridge as one of the four most likely potential acquirers of Cypress out of 30 potential acquirers of Cypress."

Rodgers' second category concerns two sets of communications. The first set consists of two e-mails among two Canyon Bridge partners and an investment bank which identified Cypress as a potential M&A opportunity for Canyon Bridge. Bingham was not among the senders or recipients of the e-mails. Because Cypress will be required to disclose that Canyon Bridge was among the top four potential acquirers of Cypress, at least according to the one investment bank's presentation, further disclosure of this e-mail communication will not significantly alter the total mix of information in my view and will not be required.

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The second set of communications—and I'm still in the second category—concerns certain mobile messages between Bingham and the other partners of Canyon Bridge on December 28, 2016. In this exchange, one of Canyon Bridge's partners commented that several companies, including Cypress, were speculated to be targets for consolidation, to which Bingham replied, "This speculation is persistent here." Rodgers contends that Bingham, through that comment, communicated sensitive Cypress information to Canyon Bridge.

That contention is unreasonable in my view. Nothing indicates that what is itself described as speculation that Cypress is a deal target is sensitive Cypress information, especially considering that Cypress is in a constantly consolidating industry.

In fact, the very next message from the other Canyon Bridge partner in reply to Bingham's comment states, "I think anything midcap with circa 50-60% gross margins are viewed as targets nowadays."

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Thus, the entire conversation, viewed in context, would reasonably be construed as a discussion of an industry trend rather than Bingham disclosing sensitive Cypress information; and, therefore, the alleged omissions concerning these communications are immaterial.

Turning to the third category, Rodgers asserts that Cypress should have disclosed that by November 3, 2016, Bingham had received signing authority for checks from Canyon Bridge's Wells Fargo Bank account, which held at least $30 million in prepaid Canyon Bridge management fees. That's the contention.

The second supplemental proxy disclosed that, and I'm now quoting again, "Mr. Chow granted Mr. Bingham and others signature authority to sign checks from the Canyon Bridge account at Wells Fargo before [December 2016]."

Rodgers argues that the amount of money sitting in Canyon Bridge's bank account is material because "Canyon Bridge obviously would not have given Bingham control over more than $30 millions if Bingham's status with Canyon Bridge was uncertain." I disagree.

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The second supplemental proxy disclosed that Canyon Bridge had received a $1.5 billion funding commitment by mid-September 2016. Thus, a reasonable stockholder could infer that there was a significant amount of capital in Canyon Bridge's bank account. The specific amount of that money, whether it was $30 million or $100 million at the time, is immaterial in that context.

In terms of the date by which Bingham acquired signature authority, I reviewed the e-mails and the deposition testimony Rodgers cited and cannot determine from those sources whether he had obtained that authority by November 3rd as opposed to some later time in November, so I will not require further supplementation concerning that timing detail.

As part of his third category, Rodgers asserts in a rather conclusory fashion on page 18 of his reply brief that Cypress should have disclosed five additional pieces of information relating to Bingham's relationship with Canyon Bridge. Three of those five pieces of information are publicly available, namely that Bingham was listed as a cofounder and partner of Canyon Bridge on Canyon

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Bridge's website on November 2, 2016; that the November 3, 2016, Canyon Bridge press release listed Bingham as the investor contact for Canyon Bridge; and that Lattice's Schedule 14-A in connection with its acquisition by Canyon Bridge referenced "the experience and reputations of Canyon Bridge's cofounders," including Bingham.

I also have little doubt that Rodgers has drawn the attention of Cypress' stockholders to this already publicly available information during his proxy contest. Thus, the alleged omissions concerning these three pieces of information would not significantly alter the total mix of available information.

The fourth piece of information—and I'm still on the third category—that Rodgers contends Cypress should disclose is that on October 13, 2016, a Canyon Bridge partner sent a message to Bingham in the "Canyon Bridge partners group" and stated "welcome aboard!" The second supplemental proxy disclosed that "On October 12, 2016, Mr. Chow created 'the Canyon Bridge partners group' chat group on an instant messaging platform consisting of Messrs. Chow, Bingham, Kao and Kuo, which these individuals used to communicate with each other." Thus, the fact that Mr. Kuo sent a message to Mr. Bingham on October 13th to welcome Bingham would not significantly alter the total mix of information, in my view.

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The fifth and final piece of information relevant to the third category again implicates an issue of partial disclosure. In its second supplement, Cypress disclosed that "On November 13, 2016, Mr. Bingham received Lattice's Strategy Long Range Plan from Canyon Bridge."

Rodgers contends that when Cypress made this disclosure, it also should have disclosed that: "The document was provided to Canyon Bridge under a nondisclosure agreement that limited dissemination of the Strategic Long Range Plan to Canyon Bridge and its 'Representatives,' including its 'affiliates and its affiliates' directors, officers, employees, affiliates, partners, agents and advisors.'"

I agree with Rodgers that, having gone down the road of partial disclosure, it is necessary to fully and completely explain the context in which Bingham received Lattice's Strategic Long Range Plan and thus will require that additional disclosure.

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Rodgers' fourth category concerns the Cypress board's recent determination that Bingham's assistant at Cypress was not permitted to receive a separate salary from Canyon Bridge. The relevant disclosure in Cypress' second supplemental proxy states, again, quoting, "For the first few months of 2017, Canyon Bridge paid Mr. Bingham's executive assistant at Cypress for the work she did on a part-time basis for Canyon Bridge. Cypress management asked Mr. Bingham and Canyon Bridge to discontinue this practice, which they did."

During Mr. Bingham's deposition, he acknowledged that he was asked by the board to terminate that salary because of the provision in the Cypress code of conduct that said you can't have two jobs.

In my view, the basis of the Cypress board's determination that Bingham's assistant cannot receive a separate salary from Canyon Bridge is relevant to a stockholder's evaluation of Bingham's own potential or actual conflict of interest.

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Thus, Cypress should supplement its disclosure on this issue so that the relevant paragraph shall read, now I'm quoting again, "For the first few months of 2017, Canyon Bridge paid Mr. Bingham's executive assistant at Cypress for the work she did on a part-time basis for Canyon Bridge. Cypress management asked Mr. Bingham and Canyon Bridge to discontinue this practice because of a provision in Cypress' Code of Business Conduct and Ethics governing simultaneous employment of a Cypress employee. Mr. Bingham and Canyon Bridge subsequently did so."

Rodgers' fifth category concerns certain facts surrounding Bingham's resignation from the board of Oracle. During his deposition, Bingham acknowledged that he resigned from Oracle's board in March 2017 after more than 14 years of service because Oracle expressed concern that Bingham's affiliation with Canyon Bridge would compromise Oracle's relationship with the United States Government. Oracle asked Bingham to choose between remaining on the Oracle board or continuing with Canyon Bridge, and Bingham chose to continue with Canyon Bridge.


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Cypress did not disclose these facts in its proxy materials and, in my view, does not need to do so now because Oracle and Cypress are different corporations, and the facts and circumstances surrounding a person's service on one board versus the other may implicate a whole host of different considerations. Put differently, Rodgers has failed to demonstrate, in my view, that the circumstances surrounding Oracle's business and Bingham's service on its board are so similar to those involving Cypress as to demonstrate that Bingham's decision to resign from the Oracle board would be material to a stockholder's decision whether to reelect him as a director of Cypress.

Rodgers' sixth and final category regards Cypress' new conflict guidelines that were adopted on December 19, 2016. The relevant portions of Cypress' first and second supplemental proxies disclosed the content of the new conflict guidelines. The second supplemental proxy also contained the following statement, which I'm quoting, again: "Accordingly, the Board believes that its adherence to the Code and the protocol, along with its continued exercise of its fiduciary duties, adequately and effectively protects against potential conflict of interest situations. The Board continues to review and discuss the sufficiency and adequacy of its conflict of interest policies and procedures to ensure that they can adequately and effectively protect against potential conflict of interest situations."

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Rodgers argues that the Cypress board should have informed its stockholders that the conflict guidelines are deficient, but because the content of the conflict guidelines was disclosed, Rodgers is free to make his arguments about the alleged deficiencies to Cypress' stockholders.

An order compelling Cypress to disclose that its conflict guidelines are deficient, even assuming arguendo that the guidelines are indeed deficient, would be tantamount to requiring the directors of Cypress to engage in self-flagellation.

I'm also going to add, as to the three conflict guidelines, I think it is clear from the context of the first supplemental proxy that when it references the word "Company," it's referring to Cypress.

In summary, Rodgers has demonstrated in my opinion a reasonable probability of success on the merits concerning the three items that I've discussed.

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The irreparable harm element is satisfied because, as this Court routinely has held, a breach of the duty of disclosure would deprive stockholders of all material information with which to make a fully informed decision.

The balance of the equities also tips in favor of the issuance of a preliminary injunction. Defendants did not identify any harm they would suffer if the annual meeting is enjoined for a relatively short period of time until supplemental disclosure is made. Indeed, the incumbent directors will remain in office during the period of the preliminary injunction.

On the other hand, if the annual stockholder meeting proceeds as scheduled, the stockholders of Cypress would have to vote based on potentially incomplete and misleading information.

Thus, Rodgers' motion for preliminary injunction will be granted.

As an independent basis for the preliminary injunction, Rodgers argues that the stockholder meeting should be enjoined for at least ten days to allow Cypress stockholders to digest and analyze the materials contained in its second supplemental proxy which was issued on May 30th, only nine days before the scheduled stockholder meeting.

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In State of Wisconsin Investment Board versus Bartlett, then-Vice Chancellor Steele enjoined a stockholder meeting for fifteen days or "until such later time as the parties may agree" to allow stockholders sufficient time to receive, consider, and act upon certain supplemental materials issued nine days before a scheduled stockholders' meeting.

In In Re Del Monte Foods Co. Shareholders Litigation, Vice Chancellor Laster recognized that "this Court has been willing to issue disclosure-based injunctions that delay transactions for as much as twenty days."

Rodgers' request for a ten-day postponement of the annual stockholder meeting to allow Cypress stockholders time to digest the materials in the second supplemental proxy is reasonable in my opinion under the guidance of Bartlett and Del Monte, especially considering the many substantial disclosures that were contained in the second supplemental proxy and that an active proxy contest is underway.

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Additional time is also necessary to allow Cypress stockholders to receive and consider the supplemental disclosures that will need to be made to comply with today's ruling. Given the narrow scope of that supplement, ten days in my view should be sufficient.

So to sum up, for the reasons I've explained, Cypress' annual stockholder meeting which is currently scheduled for June 8, 2017, will be enjoined until ten calendar days from the date that Cypress issues a supplemental proxy in accordance with today's ruling or until June 19, 2017, whichever is later.

I picked June 19th simply because I believe it is the first business day following the 18th, which falls on a Sunday.

I said "to sum up," but I'm not quite done. The last issue that we have concerning the preliminary injunction motion concerns the posting of a bond.

Under Court of Chancery Rule 65(c), a party seeking an injunction must give security for the payment of such costs and damages as may be incurred or suffered by any party who is found to have been wrongfully enjoined. The party seeking an injunction bond must support its application with facts of record or some realistic as opposed to a yet-unproven legal theory from which damages could flow to the party enjoined.

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Defendants did not set forth any facts of record or any realistic theory, in my judgment, to support their request that a significant bond be imposed. The Del Monte Court recognized that when disclosure-based injunctions issue, this Court has required at most a nominal bond.

Here, the preliminary injunction is based on disclosures for a board election. It involves a modest delay and does not involve stockholder approval of a potential transaction. Accordingly, only a nominal bond is necessary in my view, and I'll set the bond for the injunction at $1,000.

Now let me turn to the issue of the designations, and I'll be very brief about this. I reviewed every one of these 23 documents, by my count, and the four transcripts, at least the relevant parts of the transcripts that were cited in the briefs, in preparing for today's hearing to address this issue. Having reviewed them, there are only four items in my view that should be de-designated at this point.

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First—and I think most of these were essentially conceded away but just so we have the list—the Cypress code of conduct that is Exhibit 11 to Rodgers' opening brief, which I understand is a publicly available document in the first place.

Second, the November 7, 2016, e-mail chain, which is Exhibit 42, which was previously de-designated in the Section 220 proceeding.

Third, the December 9th letter from Rodgers to Cypress' board, which is his own letter, which he has the ability to do whatever he wants with. It shouldn't have been stamped confidential. That may have just been an error in putting the whole document under seal. I recognize that people were working around the clock on Memorial Day weekend and it was done in an omnibus fashion, so I'm not casting any aspersions, but it should be de-designated.

And then, finally, the Pollock e-mails that were Exhibits 56 to 58 should be de-designated as well. Other than that, everything else will remain as it is.

I'm going to direct the parties to submit a form of order by 12:00 noon tomorrow. There is obviously a timing exigency. However, to try to simplify matters for you, I typed out a one-page sheet that I will hand to the courtroom clerk and that you can take with you that precisely states the three supplemental disclosures that need to be made.

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And, finally, for the avoidance of any doubt, the transcript of today's proceeding constitutes the formal ruling of this Court, and as with any opinion that would be issued by this Court, is a public document. When it is docketed with the Court, it will be publicly available. It will not be placed under seal, as, indeed, the transcript of this hearing will not be placed under seal. This has been an open and public proceeding.

So with that, I'm done. I did want to say, as much as I had to deal with this on a pretty compressed time frame, I know it's ten times as punishing on the lawyers. I'm sure a lot of people, especially some of the younger folks that may be in the room, didn't get much sleep over the Memorial Day weekend, on both sides of the room. And the quality of the papers, given the circumstances they were prepared under, were excellent, very well-done papers on both sides. So hopefully, this weekend won't be as tough for you.

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Mr. Micheletti, I understand your trial is off, so you're living fat right now.

In any event, I know it was a lot of hard work but it was very well done.

With that, I'm going to hand Ms. White a copy of the supplemental disclosures I'm leaving for you, and we're adjourned.

Thank you.

(Court adjourned at 3:48 p.m.)

—   —   —

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CERTIFICATE

I, JEANNE CAHILL, RDR, CRR, Official Court Reporter for the Court of Chancery of the State of Delaware, do hereby certify that the foregoing pages numbered 3 through 99 contain a true and correct transcription of the proceedings as stenographically reported by me at the hearing in the above cause before the Chancellor of the State of Delaware, on the date therein indicated.

IN WITNESS WHEREOF I have hereunto set my hand at Wilmington, Delaware, this 2nd day of June, 2017.

/s/ Jeanne Cahill
Jeanne Cahill, RDR, CRR
Official Chancery Court Reporter
Registered Diplomate Reporter
Certified Realtime Reporter

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Exhibit B

Confidentiality Order

[see attached]



GRANTED

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

T.J. RODGERS,	)
	)
Plaintiff,	)
	)
v.	) C.A. No. 2017-0314-AGB
	)
H. RAYMOND BINGHAM, W.	)
STEVE ALBRECHT, ERIC A.	)
BENHAMOU, HASSANE EL-	)
KHOURY, O.C. KWON, WILBERT	)
VAN DEN HOEK, and MICHAEL S.	)
WISHART,	)
	)
Defendants.	)

STIPULATION AND [PROPOSED] ORDER
GOVERNING THE PRODUCTION AND EXCHANGE OF
CONFIDENTIAL AND HIGHLY CONFIDENTIAL INFORMATION

WHEREAS, the parties to the above-captioned action (the "Litigation") are engaged in discovery proceedings, which include, among other things, taking depositions and producing documents; and

WHEREAS, those discovery proceedings will necessarily involve the production of certain information that the parties to the Litigation (the "Parties," each a "Party") believe to be confidential and sensitive commercial, financial, or business information;

IT IS HEREBY STIPULATED AND AGREED, by the Parties hereto, through their undersigned counsel, subject to the approval of the Court, pursuant to Court of Chancery Rules 5.1 and 26(c), that this Stipulation and Order Governing the Production and Exchange of Confidential and Highly Confidential Information (the "Stipulation") will govern the handling of documents, deposition testimony, deposition exhibits, deposition transcripts, written discovery requests, interrogatory responses, responses to requests for admission, and responses to requests for documents, as well as any other information or material produced, given or exchanged, including any information contained therein or derived therefrom ("Discovery Material") by or among any Party or non-Party providing Discovery Material (each a "Producing Party") in this Litigation.

1. Any Producing Party may designate any Discovery Material as "Confidential" under the terms of this Stipulation if such party in good faith believes that such Discovery Material contains non-public, confidential, proprietary, or commercially sensitive information that requires the protections provided in this Stipulation ("Confidential Discovery Material"). Any Producing Party may designate any Discovery Material as "Highly Confidential" under the terms of this Stipulation if such party in good faith reasonably believes that disclosure of the Discovery Material other than as permitted pursuant to Paragraph 6 of this Stipulation is substantially likely to cause injury to the Producing Party

("Highly Confidential Discovery Material").

2

2. The designation of Discovery Material as Confidential Discovery Material or Highly Confidential Discovery Material shall be made in the following manner:

A. In the case of documents or other materials (apart from depositions or other pre-trial testimony): (i) by affixing the legend "Confidential" or "Highly Confidential" to each page containing any Confidential Discovery Material or Highly Confidential Discovery Material, except that in the case of multi-page documents bound together by staple or other permanent binding, the words "Confidential" or "Highly Confidential" need only be stamped on the first page of the document in order for the entire document to be treated as "Confidential" or "Highly Confidential" Discovery Material; or (ii) in the case of electronically stored information produced in native format, by including "Confidential" or "Highly Confidential" in the file or directory name, or by affixing the legend "Confidential" or "Highly Confidential" to the media containing the Discovery Material (e.g., CD-ROM, floppy disk, DVD).

B. In the case of depositions or other pre-trial testimony: (i) by a statement on the record, by counsel, at the time of such disclosure or before the conclusion of the deposition or testimony; or (ii) by written notice, sent to all Parties within 10 business days of the deposition or other pre-trial testimony; provided that only those portions of the transcript designated as Confidential

3

Discovery Material or Highly Confidential Discovery Material shall be deemed Confidential Discovery Material or Highly Confidential Discovery Material. The Parties may modify this procedure for any particular deposition or other pre-trial testimony, through agreement on the record at such deposition or testimony, without further order of the Court.

C. In the case of any other Discovery Material, by written notice that the Discovery Material constitutes Confidential Discovery Material or Highly Confidential Discovery Material.

3. The designation of Discovery Material as Confidential Discovery Material or Highly Confidential Discovery Material shall constitute a representation that such Discovery Material has been reviewed by an attorney representing the Party making the designation, and that there is a good faith basis for such designation pursuant to Court of Chancery Rule 5.1(b)(2).

4. Inadvertent failure to designate Discovery Material as Confidential Discovery Material or Highly Confidential Discovery Material shall not constitute a waiver of such claim and may be corrected. A Producing Party may designate as Confidential or Highly Confidential any Discovery Material that has already been produced, including Discovery Material that the Producing Party inadvertently failed to designate as Confidential or Highly Confidential, (i) by notifying in writing the Party to whom the production has been made that the Discovery

4

Material constitutes Confidential Discovery Material or Highly Confidential Discovery Material, or (ii) in a manner consistent with Paragraph 2. Upon receiving such supplemental notice, the Parties shall thereafter mark and treat the Discovery Material so designated as Confidential Discovery Material or Highly Confidential Discovery Material, and such Discovery Material shall be fully subject to this Stipulation from the date of such supplemental notice forward. The Party receiving such notice shall make a reasonable, good-faith effort to ensure that any analyses, memoranda, notes, or other such materials generated based upon such newly designated information are immediately treated as containing Confidential Discovery Material or Highly Confidential Discovery Material. In addition, upon receiving such supplemental written notice, any receiving Party that disclosed the Discovery Material prior to its designation as "Confidential" or "Highly Confidential" shall exercise its best efforts (i) to ensure the return or destruction of such Discovery Material, (ii) to ensure that any documents or other materials derived from such Discovery Material are treated as if the Discovery Material had been designated as "Confidential" or "Highly Confidential" when originally produced, (iii) to ensure that such Discovery Material is not further disclosed except in accordance with the terms of this Stipulation, and (iv) to ensure that any such Discovery Material, and any information derived therefrom, is used solely for the purposes described in Paragraph 10 of this Stipulation.

5

5. Confidential Discovery Material may be disclosed, summarized, described, characterized, or otherwise communicated or made available in whole or in part only to the following persons for use in accordance with this Stipulation:

A. The Parties and the directors, officers, employees, partners, and management personnel and/or advisors of the Parties, or any subsidiary or affiliate thereof, who are assisting with or making decisions concerning the Litigation, to the extent deemed reasonably necessary by counsel of record for the purpose of assisting in the prosecution or defense of the Litigation;

B. Counsel who represent Parties in this Litigation (including in-house counsel), and the partners, associates, paralegals, secretaries, clerical, regular and temporary employees, and service vendors of such counsel (including outside copying and litigation support services) who are assisting with the Litigation for use in accordance with this Stipulation;

C. Subject to Paragraph 8, experts or consultants assisting counsel for the Parties, and partners, associates, paralegals, secretaries, clerical, regular and temporary employees, and service vendors of such experts or consultants (including outside copying services and outside support services) who are assisting with the Litigation;

6

D. Subject to Paragraph 9, witnesses or deponents, and their counsel, only to the extent necessary to conduct or prepare for depositions or testimony in this Litigation;

E. Any person indicated on the face of a document or accompanying covering letter, email, or other communication to be the author, addressee, or an actual or intended recipient of the document, or, in the case of meeting minutes and presentations, an attendee of the meeting;

F. The Court, persons employed by the Court, and court reporters transcribing any hearing, trial, or deposition in this Litigation or any appeal therefrom; and

G. Any other person only upon (i) order of the Court entered upon notice to the Parties, or (ii) written stipulation of, or statement on the record by, the Producing Party who provided the Discovery Material being disclosed, provided that such person signs an undertaking in the form attached as Exhibit A hereto.

7

6. Highly Confidential Discovery Material may be disclosed, summarized, described, characterized, or otherwise communicated or made available in whole or in part only to the following persons for use in accordance with this Stipulation:

A. Counsel who represent Parties in this Litigation (including in-house counsel), and the partners, associates, paralegals, secretaries, clerical, regular

and temporary employees, and service vendors of such counsel (including outside copying and litigation support services) who are assisting with the Litigation; *provided, however,* that in the case of in-house counsel, such in-house counsel shall not be given access to Highly Confidential Discovery Material under this paragraph until each such in-house counsel signs an undertaking in the form attached as Exhibit A hereto;

B. Subject to Paragraph 8, experts or consultants assisting counsel for the Parties, and partners, associates, paralegals, secretaries, clerical, regular and temporary employees, and service vendors of such experts or consultants (including outside copying services and outside support services) who are assisting with the Litigation;

C. Subject to Paragraph 9, witnesses or deponents, and their counsel, only to the extent necessary to conduct or prepare for depositions or testimony in this Litigation;

D. Any person indicated on the face of a document or accompanying covering letter, email, or other communication to be the author, addressee, or an actual or intended recipient of the document, or, in the case of meeting minutes and presentations, an attendee of the meeting;

8

E. The Court, persons employed by the Court, and court reporters transcribing any hearing, trial, or deposition in this Litigation or any appeal therefrom; and

F. Any other person only upon (i) order of the Court entered upon notice to the Parties, or (ii) written stipulation of, or statement on the record by, the Producing Party who provided the Discovery Material being disclosed, and provided that such person signs an undertaking in the form attached as Exhibit A hereto.

7. To the extent that testimony is sought concerning Confidential Discovery Material or Highly Confidential Discovery Material during any deposition or in any other pretrial venue, any Party may exclude any person from the deposition or other venue during such testimony if the Confidential Discovery Material or Highly Confidential Discovery Material may not be disclosed to such person under the terms of this Stipulation.

8. Notwithstanding Paragraph 5(C) and 6(B) above, Confidential Discovery Material or Highly Confidential Discovery Material may be provided to persons listed therein only to the extent necessary for such expert or consultant to prepare a written opinion, to prepare to testify, or to assist counsel in this Litigation, provided that such expert or consultant (i) is not currently an employee of, or advising or discussing employment with, or consultant to, any Party or any

9

competitor or potential transaction counterparty of any Party, as far as the expert or consultant can reasonably determine, and (ii) is using said Discovery Material solely in connection with this Litigation; and further provided that such expert or consultant agrees to be bound by the terms of this Stipulation by signing an undertaking in the form attached as Exhibit A hereto. Counsel for the Party showing, providing, or disclosing Confidential Discovery Material or Highly Confidential Discovery Material to any person required to execute an undertaking pursuant to this paragraph shall be responsible for obtaining such signed undertaking and retaining the original, executed copy thereof. Upon written request, counsel in possession of the original undertaking shall provide a copy of the undertaking to the Party requesting such undertaking within five business days. Under no circumstances shall an expert or consultant who is a competitor or an employee of a competitor of a Party, or who is providing services to any of the foregoing, be provided access to Confidential Discovery Material or Highly Confidential Discovery Material absent further order of the Court or consent of the Producing Party. "Competitors" are persons or entities endeavoring to engage in the same or similar lines of business, provide the same or similar services, sell the same or similar products, and/or operate in the same markets, as well as any persons who are actually engaged in any of these activities.

10

Page 119 of 211

9. Notwithstanding Paragraph 5(D) and 6(C), Confidential Discovery Material or Highly Confidential Discovery Material may be provided to persons listed therein only after (i) they confirm their understanding and agreement to abide by the terms of this Stipulation by making such a statement on the record, and/or by signing an undertaking in the form attached as Exhibit A hereto, or (ii) a court of competent jurisdiction orders them to abide by the terms of the Stipulation. Counsel for the Party showing Confidential Discovery Material or Highly Confidential Discovery Material to any person required to execute an undertaking pursuant to this paragraph shall be responsible for obtaining such signed undertaking and retaining the original, executed copy thereof.

10. Confidential Discovery Material and Highly Confidential Discovery Material, or information derived therefrom, shall be used solely for purposes of this Litigation and shall not be used for any other purpose, including, without limitation, any personal, business or commercial purpose, or any other litigation or proceeding; provided, however, that the foregoing shall not apply to Discovery Material that is or becomes part of the public record in accordance with the Court of Chancery Rules or the terms of this Stipulation.

11

https://www.edgar.sec.gov/AR/DisplayDocument.do?step=docOnly&accessionNumber=0...   8/23/2017

11. Every person to whom Discovery Material is disclosed, summarized, described, characterized, or otherwise communicated or made available, in whole or in part, shall be advised that the information is being disclosed pursuant and subject to the terms of this Stipulation and may not be disclosed or used for purposes other than those permitted hereunder. Each such person shall maintain the Discovery Material, or information derived therefrom, in a manner reasonably calculated to prevent unauthorized disclosure. Any Party issuing a subpoena to a non-Party shall enclose a copy of this Stipulation and notify the non-Party that the protections of this Stipulation are available to such non-Party.

12. Any pleading, brief, memorandum, motion, letter, affidavit or other document filed with the Court that discloses, summarizes, describes, characterizes, or otherwise communicates Confidential Discovery Material or Highly Confidential Discovery Material (a "Confidential Filing") must be filed with the Court under seal in accordance with the provisions of Court of Chancery Rules 5.1(c) and 79.1 and the Administrative Directive of the Chancellor of the Court of Chancery of the State of Delaware No. 2003-1, dated March 15, 2007, regarding eFile Administrative Procedures, which may be accomplished by submitting documents with a cover page bearing the caption of the Litigation and the title of the Confidential Filing and stating:

> **YOU ARE IN POSSESSION OF A CONFIDENTIAL FILING FROM THE COURT OF CHANCERY OF THE STATE OF DELAWARE.**
>
> **If you are not authorized by Court Order to view or retrieve this document read no further than this page. You should contact the following person:**

12

[filing attorney's name]
[firm name of filing attorney]
[address of filing attorney]
[telephone number of filing attorney]

If a public version of the Confidential Filing will be filed in accordance with the Court of Chancery Rule 5.1(d), then the cover page shall also state:

A public version of this document will be filed on or before [DATE].

If a paper copy of that document is to be submitted to the Court for any reason, that document shall be submitted in a sealed envelope or package marked with the title of the Litigation and bearing a statement substantially in the following form:

<u>**CONFIDENTIAL**</u>

A CONFIDENTIAL FILING PURSUANT TO A PROTECTIVE ORDER DATED _____ __, 2017, GOVERNING CONFIDENTIALITY OF DOCUMENTS AND INFORMATION OBTAINED DURING THE COURSE OF THIS LITIGATION.

THIS ENVELOPE IS NEITHER TO BE OPENED NOR THE CONTENTS THEREOF DISPLAYED OR REVEALED EXCEPT BY OR TO QUALIFIED PERSONS OR BY COURT ORDER.

Every page of a Confidential Filing shall have a footer stating "THIS DOCUMENT IS A CONFIDENTIAL FILING. ACCESS IS PROHIBITED EXCEPT AS AUTHORIZED BY COURT ORDER." A Party may omit this footer for voluminous exhibits.

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13. A Party making a Confidential Filing must comply with the notice provisions of Court of Chancery Rule 5.1(d)(1). Notwithstanding the foregoing, the Parties have no obligation to file public versions of any exhibits or attachments to a Confidential Filing, unless otherwise ordered by the Court or required by the Register in Chancery.

14. All materials filed pursuant to Paragraph 12 shall be released from confidential treatment by the Register in Chancery only as provided in Court of Chancery Rule 5.1(g), as applicable, or upon further order of this Court. When any Party receives a notice from the Register in Chancery pursuant to Rule 5.1 (g) concerning the release of Confidential Filings which were filed with the Court by such Party but contains Discovery Material designated as Confidential Discovery Material or Highly Confidential Discovery Material by another Producing Party, the Party receiving the notice shall deliver a copy of such notice (by hand, email, or facsimile transmission) to counsel for the Producing Party (or Producing Parties) within three business days of the receipt of such notice, if such notice is not otherwise sent to such Producing Party by the Register in Chancery, so as to enable the latter to seek further confidential treatment or to have the documents returned or destroyed. The provisions of this Paragraph may be waived only with the prior written consent of the Producing Party.

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15. In accordance with the provisions of Court of Chancery Rule 5.1(f)(1), any Party who objects to the continued restriction on public access to any Confidential Filing, or any portion thereof, shall give written notice of the objection to the Producing Party. To the extent that the Producing Party seeks to continue the restriction on public access to the Confidential Filing, or any portion thereof, the Producing Party shall file an application with the Court within the five-day period mandated by Court of Chancery Rule 5.1(f)(1) for a judicial determination as to whether good cause exists for continued restricted access to the Confidential Filing, or any portion thereof. Any Party who seeks the continued sealing of any Confidential Filing or any portion thereof, shall file the motion required by Court of Chancery Rule 5.1(f)(2).

16. In the event of a conflict between this Stipulation and Rule 5.1, Rule 5.1 will control.

17. During the pendency of this Litigation, any Party objecting to the designation of any Discovery Material or testimony as Confidential Discovery Material or Highly Confidential Discovery Material may, after making a good-faith effort to resolve any such objection, move on reasonable notice for an order vacating the designation. While such an application is pending, the Discovery Material or testimony in question shall be treated as Confidential Discovery Material or Highly Confidential Discovery Material pursuant to this Stipulation.

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The provisions of this Stipulation are not intended to shift any burdens of proof, including the burden of establishing that any Discovery Material validly constitutes Confidential Discovery Material or Highly Confidential Discovery Material, which burden remains on the party that designates such Discovery Material or testimony as Confidential or Highly Confidential.

18. Pursuant to Delaware Rule of Evidence 510, the attorney-client privilege, work-product protections, and any other privilege or immunity are not waived by the voluntary disclosure of Discovery Material to any Party or the Court, or by such disclosure of any confidential privileged communications and information contained in the Discovery Material. The Parties agree that the disclosure of the Discovery Material shall not constitute or be deemed a waiver or forfeiture of any claim of attorney-client privilege, work-product protection, or any other privilege or immunity that the Producing Party would otherwise be entitled to assert with respect to the subject matter of the Discovery Material, or the documents or information related to, cited by or underlying the Discovery Material.

19. The Parties reserve the right to apply, pursuant to Court of Chancery Rule 5.1 and/or Rule 26(c), upon short notice, for an order seeking additional safeguards with respect to the use and handling of Discovery Material or to modify the terms of this Stipulation.

16

20. Entering into this Stipulation, or agreeing to and/or producing or receiving Discovery Material or otherwise complying with the terms of this Stipulation, shall not:

A. Prejudice in any way the rights of any Party to (i) seek production of documents or information it considers subject to discovery, or (ii) object to the production of documents or information it considers not subject to discovery;

B. Prejudice in any way the rights of any Party to object to the authenticity or admissibility into evidence of any Discovery Material;

C. Operate as an admission by any Party that any particular Discovery Material constitutes Confidential Discovery Material or Highly Confidential Discovery Material or contains or reflects trade secrets or any other type of confidential information;

D. Prejudice in any way the rights of any Party to (i) petition the Court for a further protective order relating to any purportedly Confidential Discovery Material or Highly Confidential Discovery Material, or (ii) seek a determination by the Court whether any Discovery Material or Confidential Discovery Material or Highly Confidential Discovery Material should be subject to the terms of this Stipulation;

17

E. Prevent any Party from agreeing in writing to alter or waive the provisions or protections provided herein with respect to any particular Discovery Material;

F. Prejudice in any way the rights of any Party to object to the relevance, authenticity, use, or admissibility into evidence of any document, testimony, or other evidence subject to this Stipulation;

G. Preclude any Party from objecting to discovery that it believes to be otherwise improper; or

H. Operate as a waiver of any attorney-client, work product, business strategy, trade secret, or other privilege.

21. This Stipulation has no effect upon, and shall not apply to, a Producing Party's use or disclosure of its own Discovery Material for any purpose. Nothing herein shall: (i) prevent a Producing Party from disclosing its own Discovery Material; or (ii) impose any restrictions on the use or disclosure by any person of documents, materials, or information designated as Confidential Discovery Material or Highly Confidential Discovery Material obtained lawfully by such person independently of the discovery proceedings in this Litigation, and not otherwise subject to confidentiality restrictions.

18

22. If Discovery Material that is subject to a claim of attorney-client privilege, attorney work product, or any other applicable privilege or immunity or ground on which production of that information should not be made to any Party ("Inadvertent Production Material") is inadvertently produced to that Party or Parties, such inadvertent production shall in no way prejudice or otherwise constitute a waiver of, or estoppel as to, any claim of attorney-client privilege, work product, or other applicable privilege or immunity.

A. A claim of inadvertent production shall constitute a representation by that Producing Party that the Inadvertent Production Material has been reviewed by an attorney for such Producing Party and that there is a good faith basis for such claim of inadvertent production.

B. If a claim of inadvertent production is made pursuant to this Stipulation, with respect to Discovery Material then in the custody of another Party, the Party possessing the Inadvertent Production Material shall: (i) refrain from any further examination or disclosure of the claimed Inadvertent Production Material; (ii) if requested, promptly make a good-faith effort to return the claimed Inadvertent Production Material and all copies thereof (including summaries and excerpts) to counsel for the Producing Party, or destroy all such claimed Inadvertent Production Material (including summaries and excerpts) and all copies thereof, and certify in writing to that fact; and (iii) not use the Inadvertent Production Material for any purpose until further order of the Court.

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C. A Party may move the Court for an order compelling production of the claimed Inadvertent Production Material; however, while such motion is pending, the Discovery Material in question shall be treated as Inadvertent Production Material, and such motion may not assert as a ground for entering such an order the fact or circumstance of the inadvertent production, nor shall such motion include or otherwise disclose, as an attachment, exhibit, or otherwise, the Inadvertent Production Material (or any portion thereof) that is the subject of such motion.

23. Nothing herein shall be deemed to waive any applicable common law or statutory privilege or work product protection.

24. In the event additional Parties join or are joined in this Litigation, they shall not have access to Confidential Discovery Material or Highly Confidential Discovery Material until the newly joined Party by its counsel has executed and filed with the Court its agreement to be fully bound by this Stipulation.

25. The Parties agree to be bound by the terms of this Stipulation pending the entry by the Court of this Stipulation, and any violation of its terms shall be subject to the same sanctions and penalties as if this Stipulation had been entered by the Court.

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26. Subject to the requirements of Court of Chancery Rule 5.1(g), and any applicable rule of the Delaware Supreme Court, the provisions of this Stipulation shall, absent written permission of the Producing Party or further order of the Court, continue to be binding throughout and after the conclusion of the Litigation, including, without limitation, any appeals therefrom, except as provided in Paragraph 27.

27. In the event that any Confidential Discovery Material or Highly Confidential Discovery Material is used in open court during any court proceeding or filed as a trial exhibit, pursuant to Court of Chancery Rule 5.1(a), the material shall lose its confidential status and become part of the public record, unless the Producing Party applies for and obtains an order from this Court specifically maintaining the confidential status of particular material. Prior to any court proceeding in which Confidential Discovery Material or Highly Confidential Discovery Material is to be used, counsel shall confer in good faith on such procedures that may be necessary or advisable to protect the confidentiality of any such Discovery Material.

28. Within 30 days after receiving notice of the entry of an order, judgment, or decree finally disposing of this Litigation, or any other proceeding in which Confidential Discovery Material or Highly Confidential Discovery Material is permitted to be used, including the exhaustion of all possible appeals, and upon

21

the written request of the Producing Party, all persons having received Confidential Discovery Material or Highly Confidential Discovery Material shall either (i) make a good-faith and reasonable effort to return such material and all copies thereof (including summaries, excerpts, and derivative works) to counsel for the Producing Party; or (ii) make a good-faith and reasonable effort to destroy all such Confidential Discovery Material or Highly Confidential Discovery Material, and certify to that fact in writing to counsel for the Producing Party. However, counsel for the Parties shall be entitled to retain court papers, deposition and trial transcripts, and litigation files (including attorney work product and discovery material containing Confidential Discovery Material or Highly Confidential Discovery Material), provided that such counsel, and employees of such counsel, shall maintain the confidentiality thereof and shall not disclose such court papers, depositions and trial transcripts, and litigation files (including attorney work product and discovery material containing Confidential Discovery Material or Highly Confidential Discovery Material) to any person except pursuant to a court order or agreement by the Producing Party or except as otherwise required by law. All materials returned to the Parties or their counsel by the Court likewise shall be disposed of in accordance with this paragraph.

22

29. If any person in possession of Confidential Discovery Material or Highly Confidential Discovery Material (the "Receiver") receives a subpoena or other compulsory process seeking the production or other disclosure of Confidential Discovery Material or Highly Confidential Discovery Material produced or designated as "Confidential" or "Highly Confidential" by a Producing Party other than the Receiver (collectively, a "Demand"), the Receiver shall give written notice (by hand, email, or facsimile transmission) to counsel for the Producing Party (or Producing Parties) within five business days of receipt of such Demand (or if a response to the Demand is due in less than five business days, at least 24 hours prior to the deadline for a response to the Demand), identifying the Confidential Discovery Material or Highly Confidential Discovery Material sought and enclosing a copy of the Demand, and must object to the production of the Confidential Discovery Material or Highly Confidential Discovery Material on the grounds of the existence of this Stipulation. The burden of opposing the enforcement of the Demand will fall on the Producing Party. Nothing herein shall be construed as requiring the Receiver or anyone else covered by this Stipulation to challenge or appeal any order requiring production of Confidential Discovery Material or Highly Confidential Discovery Material covered by this Stipulation, or to subject itself to any penalties for noncompliance with any legal process or order, or to seek any relief from this Court or any other court. Compliance by the Receiver with any order directing production pursuant to a Demand of any Confidential Discovery Material or Highly Confidential Discovery Material will not constitute a violation of this Stipulation.

23

30. No Receiver shall reveal any Confidential Discovery Material or Highly Confidential Discovery Material, or the information contained therein, to anyone not entitled to receive such Confidential Discovery Material or Highly Confidential Discovery Material under the terms of this Stipulation. In the event that Confidential Discovery Material or Highly Confidential Discovery Material is disclosed to any person other than in the manner authorized by this Stipulation, or that any information comes to the Receiver's attention that may indicate there was or is likely to be a loss of confidentiality of any Confidential Discovery Material or Highly Confidential Discovery Material, the Receiver responsible for the disclosure or loss of confidentiality shall immediately inform the Producing Party of all pertinent facts relating to the disclosure or loss of confidentiality, including, if known, the name, address, and employer of each person to whom the disclosure was made. The Receiver responsible for the disclosure or loss of confidentiality shall also make reasonable efforts to prevent disclosure of Confidential Discovery Material or Highly Confidential Discovery Material by each unauthorized person who receives the information.

31. The Parties agree that the production of any Discovery Material by any non-Party shall be subject to and governed by the terms of this Order.

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32. This Stipulation may be executed by facsimile or conformed signature and may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one agreement.

33. This Stipulation, and any dispute arising out of or relating in any way to this Stipulation, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of laws principles. Each of the Parties (a) irrevocably submits to the personal jurisdiction of any state or federal court sitting in the state of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Stipulation, (b) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in the Delaware Court of Chancery (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the state of Delaware), (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Stipulation in any other court, and (e) expressly waives, and agrees not to plead or to make any claim that any such action or proceeding is subject (in whole or in part) to a jury trial. Each of the Parties

25

waives any defense of inconvenient forum to the maintenance of any action or proceeding brought in accordance with this paragraph. Each of the Parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Each of the Parties further consents and agrees that process in any suit, action or proceeding may be served on such Party by certified mail, return receipt requested, addressed to such Party or such Party's registered agent in the state of its incorporation or organization, or in any other manner provided by law.

/s/ Edward B. Micheletti	*/s/ J. Peter Shindel, Jr.*
Edward B. Micheletti (#3794)	Kevin G. Abrams (#2375)
Cliff C. Gardner (#5295)	J. Peter Shindel, Jr. (#5825)
Lilianna Anh P. Townsend (#6213)	April M. Ferraro (#6152)
R. Garrett Rice (#6242)	ABRAMS & BAYLISS LLP
SKADDEN, ARPS, SLATE,	20 Montchanin Road, Suite 200
MEAGHER & FLOM LLP	Wilmington, Delaware 19807
920 North King Street	(302) 778-1000
P.O. Box 636	
Wilmington, Delaware 19899-0636	
(302) 651-3000	OF COUNSEL:
	LATHAM & WATKINS LLP
Attorneys for Defendants H. Raymond	140 Scott Drive
Bingham, W. Steve Albrecht, Eric A.	Menlo Park, California 94025
Benhamou, Hassane El-Khoury, O.C.	(650) 463-2606
Kwon, Wilbert van den Hoek and	
Michael S. Wishart	*Attorneys for Plaintiff T.J. Rodgers*

SO ORDERED this _____ day of _____, 2017.


_____
Chancellor Bouchard


26

This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action
Judge:	Andre G Bouchard
File & Serve	
Transaction ID:	60598922
Current Date:	May 24, 2017
Case Number:	2017-0314-AGB
Case Name:	T.J. Rodgers v. H. Raymond Bingham et al.
Court Authorizer:	Bouchard, Andre G

/s/ Judge Bouchard, Andre G

Exhibit C

Company Investor Presentation of May 3, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE14A

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )**

_____

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material under §240.14a-12

Cypress Semiconductor Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

(3)   Filing Party:

_____

(4)   Date Filed:

_____

The following presentation was made available to stockholders of Cypress Semiconductor Corporation on May 3, 2017.



Safe Harbor Statement
Forward-Looking Statements
Statements herein that are not historical facts and that refer to Cypress or its subsidiaries' plans and expectations for the future are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. We may use words such as "may," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "future," "continue" or other wording indicating future results or expectations to identify such forward-looking statements that include, but are not limited to statements related to: our Cypress 3.0 strategy; our 2017 Annual Meeting of Stockholders; the composition of our Board of Directors; and the Company's financial and operational performance. Such statements reflect our current expectations, which are based on information and data available to our management as of the date of this press release. Our actual results may differ materially due to a variety of risks and uncertainties, including, but not limited to: the uncertainty of litigation; our ability to execute on our Cypress 3.0 strategy; global economic and market conditions; business conditions and growth trends in the semiconductor market; our ability to compete effectively; the volatility in supply and demand conditions for our products, including but not limited to the impact of seasonality on supply and demand; our ability to develop, introduce and sell new products and technologies; potential problems relating to our manufacturing activities; the impact of acquisitions; our ability to attract and retain key personnel; and other risks and uncertainties described in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our most recent Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission. We assume no responsibility to update any such forward-looking statements.
Use of Non-GAAP Financial Measures and GAAP Reconciliation
This presentation contains financial measures that have not been prepared in accordance with GAAP. Reconciliations of these non-GAAP measures to their most directly comparable GAAP measures can be found in the Appendix to this presentation. There are limitations in using non-GAAP financial measures including those discussed in the Appendix.
2
CYPRESS


Cypress Stockholders, Consider:
Are you better off now than a year ago, before Cypress replaced an underperforming CEO and set the Company on a new path with clear strategic direction to create stockholder value?
3
CYPRESS

KEEP CYPRESS MOVING FORWARD

Cypress Has Engineered a Turnaround and is Delivering Stockholder Value

Under Rodgers' leadership, Cypress had become stagnant and significant stockholder value was destroyed

	For the Period Ending with Rodgers' Departure					Since Rodgers' Departure
Cypress Performance Relative to:	2011 (5 Year)	2012 (4 Year)	2013 (3 Year)	2014 (2 Year)	2015 (1 Year)	
Outperformance / Underperformance						
S&P 500 Index	-121.7%	-91.1%	-37.4%	-14.7%	-27.9%	+36.5%
S&P Semiconductors Index	-102.8%	-118.1%	-86.7%	-31.7%	-32.3%	+18.7%
Peer Group	-119.6%	-119.0%	-82.8%	-26.9%	-29.0%	+8.7%

1. Total returns including dividends which are assumed reinvested at prevailing price of security/index on payment date
2. Performance during Rodgers' tenure calculated as period ending April 27, 2016 and Starting April 27 of year shown
3. Peer group calculated as an equally total return index based on group in Cypress' 2016 10-K, which includes Analog Devices, Marvell, Maxim Integrated, Microchip, Microsemi, NVIDIA, ON Semi, Qorvo, Skyworks, Synaptics, and Xilinx
4. Performance since Rodgers' departure calculated as of 5/2/17
5. Sources: Capital IQ and Bloomberg

4

CYPRESS
EMBEDDED IN TOMORROW

KEEP CYPRESS MOVING FORWARD
Background – How We Got Here
Moving Cypress forward required replacing the former CEO, who had become ineffective and offered no clear strategic direction for the Company
▪ In 2016, Board determined Rodgers was no longer the right leader – Company underperformance, stockholder value destruction, and what the Board believed was low employee morale and poor customer engagement
▪ Rodgers' departure was necessary for Cypress to change course and transition to Cypress 3.0
▪ Forced out, Rodgers declared war on the Cypress Board, stating "this is war" and "in a matter of weeks I will be back and you will be out." Now he is running a proxy contest to replace two key members of the Board, putting stockholder value at risk
▪ Our Cypress 3.0 strategy is working and we are on the right track. Since Rodgers' departure, Cypress has:
– Posted strong operating and financial results
– Captured market share in the fast-growing automotive market
– Delivered rapid growth in IoT
– Generated positive investor reactions
– Hosted a well-received Analyst Day
– Garnered equity research analyst support
– Increased customer interaction
– Seen significant employee morale improvement
Allowing Rodgers to regain influence would put Cypress' strong momentum at risk
5
CYPRESS




KEEP CYPRESS MOVING FORWARD
New Cypress 3.0 Strategy is Right For The Changing Environment
To win and lead in segments growing faster than the semiconductor industry, Cypress…
…Repositioned strategically with Cypress 3.0
Strategy
Complete embedded solutions with integrated software
Target Markets
Automotive
Industrial
Consumer
Product Focus
Microcontroller
Wireless connectivity
Embedded memory
USB-C
Operations
Flexible manufacturing model with light capital expenditures
…Changed the Company culture and operations
Employees are now empowered
• Management style is inclusive, focusing on delegation and personal initiative
Cypress is now a more streamlined and nimble organization
• Reduced operational complexity (P&Ls decreased from 216 to 15)
• Restructured segments and aligned with go to market
Cypress is now more customer-focused
• As CEO, El-Khoury has spent more than 50% of his time with customers
Cypress: The Global Embedded Systems Leader
Automotive
Industrial / Medical
Internet of Things
Networking and Servers
Consumer Electronics
7
CYPRESS


KEEP CYPRESS MOVING FORWARD
Cypress 3.0 is Driving Strong Improvement in Financial Performance
Revenue / Growth
+25.1%
$425
$532
Q1'16
Q1'17
Revenue
YoY Growth
Gross Profit / Margin
36.9%
39.3%
$157
$209
Q1'16
Q1'17
Gross Profit
Margin
Operating Profit / Margin
7.5%
12.2%
$32
$65
Q1'16
Q1'17
Operating Profit
Margin
EPS / Growth
+85.7%
$0.07
$0.13
Q1'16
Q1'17
EPS
YoY Growth
8
1. All financial metrics non-GAAP
CYPRESS


KEEP CYPRESS MOVING FORWARD
Cypress 3.0 Has Translated Into Market Outperformance
RODGERS TENURE
EL-KHOURY TENURE
Cypress
Peer Average
4/28/16: T.J. Rodgers forced to resign as CEO
Peer Average: +1%
Cypress: -30%
Cypress: +47%
Peer Average: +42%
Indexed Share Price Performance
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Sep-16
Dec-16
Feb-17
May-17
1. Equal-weighted average return for peer group listed in Cypress 2016 10-K, which includes Analog Devices, Marvell, Maxim Integrated, Microchip, Microsemi, NVIDIA, ON Semi, Qorvo, Skyworks, Synaptics, and Xilinx
2. Charts indexed to 4/27/15 (Left) and 4/27/16 (Right) closing prices
3. Market data as of 5/2/17
9
CYPRESS
EMBEDDED IN TOMORROW


KEEP CYPRESS MOVING FORWARD
Wall Street Analysts…
…Recognized Change Was Necessary…
"Long-standing CEO, T.J. Rodgers steps down. Rodgers had been under some pressure from investors since the acquisition of Spansion and lack of stock performance. New leadership could be a catalyst for the shares" – Needham, April 28, 2016
"We think T.J. Rodgers stepping down could be a good thing" – Pacific Crest, April 28, 2016
"…we think the 'new blood' in the CEO role will be a positive catalyst for the stock" – Wedbush, April 28, 2016
"In our view, the change in top leadership will help reprioritize the company towards higher growth, more stable end markets – auto, industrial, and IoT" – Needham, August 17, 2016
…and Are in Support of Cypress 3.0
"In our view, CY is one of the most attractive turnaround stories in semis. Our estimates remain 10-20% above consensus as we see potential for CY to translate past investments into faster revenue growth which could drive substantial operating leverage (2.5x revenue growth) and a 40%+ EPS CAGR through CY19." – BAML, March 28, 2017
"Breathing a sigh of relief. At last year's analyst day, even the most senior employees seemed to cower under the prior CEO. At today's event, the new CEO went out of his way to highlight a more functional, normal, working environment. Because we see fear as a poor motivator for excellent performance, we see the culture change as a distinct positive for the stock, in particular over the long-term." - SunTrust, March 29, 2017
"CY's earnings growth trajectory is the fastest in our coverage universe…We like semiconductor stocks with gross margin expansion…of our coverage universe, CY has the highest level of margin expansion of 800bps over six quarters (relative to median expansion of 150bps for the group)." – Needham, April 28, 2017
10
CYPRESS

KEEP CYPRESS MOVING FORWARD
We Are on The Right Track
1
Stockholders are in a much better position today than a year ago
2
Cypress 3.0 is the right strategy, as evidenced by our strong results
3
Cypress has made a significant financial recovery and cultural shift in the past year – now poised for long-term growth and profitability
4
Cypress has the right management team and highly qualified Board – generating momentum, accelerating growth, driving stockholder value
Now is NOT the time to go backwards
11
CYPRESS



Cypress' High Caliber Board and Management Team






KEEP CYPRESS MOVING FORWARD
The Right Board to Continue Driving Stockholder Value
1
Active, engaged and capable of making independent, difficult decisions – as evidenced by removal of Rodgers
2
Team of outstanding and experienced leaders with a commitment to building a Board with the right mix of skills and business experience to drive strategy
• Commitment and ongoing search to complement the existing Board with new directors
• New directors must bring non-redundant skills that support the Cypress 3.0 strategy and promote diversity among Board members
3
Independent Directors who are focused on creating stockholder value
• Other than CEO and Executive Chairman, all Cypress Directors are independent; Executive Chairman was independent until agreeing on new role to support CEO transition
• All understand they are directly accountable to stockholders
• No personal agendas; focused solely on enhancing stockholder value
4
Deeply committed to stockholder-friendly corporate governance framework
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CYPRESS
EMBEDDED IN TOMORROW

Commitment to Strong Corporate Governance & Stockholder Engagement

KEEP CYPRESS MOVING FORWARD

- Deeply committed to stockholder-friendly corporate governance framework
  - Proactively strengthening corporate governance program
    - Proxy access adopted in March 2017
    - Majority voting in uncontested elections; plurality vote in contested elections implemented in March 2017
    - "No pledging" policy for Directors and NEOs adopted in February 2017
  - Other stockholder-friendly governance features:
    - Annually elected Board
    - Independence (other than the CEO and the Executive Chairman)
    - Incumbent Directors who receive more "against" votes than "for" votes must tender resignation
    - No stockholder rights plan ("poison pill")
    - No dual class stock or supermajority provisions
    - Clawback policy requiring return of performance-based compensation payments under certain circumstances
    - Provisions for stockholders to act by written consent
    - Stockholders satisfying certain criteria can call a special meeting
    - Provisions allowing eligible stockholders to include their director nominees on the Company's proxy materials (beginning 2018 Annual Meeting of Stockholders)
    - Majority voting provisions in line with majority of public companies who use majority voting for director elections, including approximately 90% of S&P 500 companies
- Actively engaging stockholders to seek their input and insights
  - Feedback from CalSTRS led to important changes (elimination of cumulative voting and implementation new majority/plurality standard)
- Well-defined conflict of interest policies at all levels of the Company
  - Like any public company, Cypress has processes in place to prevent conflicts of interests relating to directors' positions at other public companies

Cypress has an overall

ISS Quality

Score of 1

Best possible score, indicating low governance risks

ISS score as of 4/1/17

14

CYPRESS
EMBEDDED IN TOMORROW

A


KEEP CYPRESS MOVING FORWARD
The Right Management Structure For The Current Environment
Board appointed Bingham to temporary position of Executive Chairman to assist El-Khoury and the management team's transition from a founder-led company
Bingham is uniquely positioned to fill this role
Significant CEO experience
Deep background in the semiconductor industry
Strong financial expertise
Proven M&A track record
Bingham has contributed to the successful execution of the Cypress 3.0 strategy
Working closely with El-Khoury to:
Carry out the positive cultural shift, which has been embraced across the organization
To drive relationships with new customers, distributors, and procurement partners
Conducted site visits to Cypress facilities in India, Japan, China, Israel, and throughout Europe to provide executive level support for 3.0 transition
Represented Cypress at leading industry events and conferences
The Board regularly assesses the Executive Chairman role, which was always intended to be transitional
Given the strong momentum of Cypress 3.0, the Board expects that the Company will transition away from an Executive Chairman structure in the current calendar year
15
CYPRESS



T.J. Rodgers' Hand-Picked Director Candidates and His Disingenuous Campaign


KEEP CYPRESS MOVING FORWARD
Setting The Record Straight
Rodgers' claims regarding Cypress and its Board members result from his promise to declare war on the Board
Stockholders should be aware of the facts:
1
Rodgers and his candidates have no plan to create stockholder value
2
Rodgers' handpicked nominees would not bring additive skills and actions suggest they would not act independently
3
Rodgers voted and approved Bingham's role and compensation
4
Rodgers' conflict of interest claim is untrue...
5
...and constitutes a double standard, given that McCranie served on the boards of two companies that are direct competitors Cypress, while he was on the Board of Cypress
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Rodgers and His Candidates Have No Plan to Create Stockholder Value
Rodgers and his nominees have put forth no substantive ideas to create stockholder value
They have simply criticized the Company over its progress moving Cypress forward
Rodgers' claims that Cypress has "an operations problem" and a "low gross margin" are misleading
GAAP gross margin has increased 740 basis points and non-GAAP gross margin has increased 237 basis points from the first quarter of 2016 through the first quarter of 2017
Cypress has attracted significant new investor interest
Importantly, Cypress' Board is overseeing execution of a focused strategy already creating stockholder value
Cypress 3.0 aims at improving the operations and margins problems created under Rodgers' tenure
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GAAP GAAP


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Rodgers' Handpicked Nominees Would Not Bring Additive Skills and Their Actions Suggest They Would Not Act Independently
Cypress regularly evaluates Board composition and is currently engaged in an ongoing search to ensure the right mix of skills and business experience to advance Cypress 3.0
No evidence to suggest that Rodgers' nominees would bring any new or specific skills that the Board does not already possess
Replacing two existing Cypress directors with Rodgers' nominees would not be additive
Rodgers' nominees' actions call into question their independence – clearly indicating they are working with Rodgers
McCranie – who held two executive roles at Cypress under Rodgers – and Martino have signed Rodgers' recent letters to stockholders, advocating for Rodgers' own demands and echoing his claims without any evidence of independent thought
McCranie does not meet Nasdaq's criteria for director independence
Stockholders: Don't be manipulated by Rodgers
Cypress does not need Rodgers' negative influence back in the Boardroom
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Rodgers Voted and Approved Bingham's Role and Compensation
Rodgers is now criticizing a decision that he supported
On August 10, 2016, Rodgers voted to approve:
Bingham's appointment as Executive Chairman
Bingham's compensation, which was determined by the Board, working with three independent compensation advisors
The independent compensation advisors, including Pearl Meyers, determined Bingham's compensation is in line with Executive Chairman roles at comparable companies
The Board regularly assesses the Executive Chairman role, which was always intended to be transitional
Given the strong momentum of Cypress 3.0, the Board expects that the Company will transition away from an Executive Chairman structure in the current calendar year
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Rodgers' Conflict of Interest Claim is Untrue…

- In February 2016, when Rodgers was still CEO and a Director, Cypress strategically **decided not to move forward with Lattice** or other non-IoT opportunities

- Cypress in September 2016 **again declined to pursue a Lattice transaction**, consistent with the Board's previous decision to focus on IoT

- Bingham had not joined Canyon Bridge when it announced the Lattice transaction
  - November 3, 2016 press release announcing the transaction prematurely referred to Bingham as a Founding Partner of Canyon Bridge
  - Bingham joined in December 2016

- In line with its commitment to good corporate governance, Cypress' Board evaluated whether there was a conflict of interest and determined there was none
  - Bingham discussed Canyon Bridge role with Cypress Board and outside counsel prior to joining
  - Bingham was not involved in Canyon Bridge's efforts to source Lattice transaction, perform due diligence or negotiate terms
  - Cypress' Lead Independent Director, with outside counsel, confirmed these facts

No past conflict of interest existed because Cypress was not interested in acquiring Lattice Semiconductor

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Rodgers' Conflict of Interest Claim is Untrue…
▪ Cypress has strong governance practices and well-defined conflict of interest policies at all levels of the company
▪ Serving on multiple Boards is common practice for public company directors
Cypress has an overall
ISS Quality Score of 1
Best possible score, indicating low governance risks
ISS score as of 4/1/17
No conflict exists
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...and Constitutes a Double Standard
While on Cypress' Board, McCranie also served on Boards of Freescale Semiconductor and ON Semiconductor – both of which were direct competitors to Cypress and naturally would have competed for the same acquisition targets
Rodgers was CEO at this time and clearly comfortable with the practice given Cypress' governance structure
Cypress employs the same strong governance standards as it did at that time
Rodgers applies different standards when it suits his purposes
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Conclusion



KEEP CYPRESS MOVING FORWARD
The Right Directors, The Right Leadership and The Right Strategy to Guide Cypress Forward
1
Board and management team are successfully executing Cypress 3.0 strategy to deliver lasting stockholder value
2
Cypress' recent performance demonstrates we are on the right track, positioned to compete and win in rapidly changing marketplace
3
Cypress' recent performance demonstrates we are on the right track, positioned to compete and win in rapidly changing marketplace
4
Board made difficult decisions and necessary changes to end era of stagnant growth and transition Cypress from founder-led company to Cypress 3.0
5
Rodgers' campaign is a personal vendetta – following through on his departing threat to "be back." He is seeking to install two handpicked nominees with no new ideas or skills for Cypress 3.0 to carry out his personal agenda, putting business momentum at risk and taking us backwards
Protect Your Investment by Voting for Cypress' Highly Qualified Directors on the WHITE Card
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Director Profiles



KEEP CYPRESS MOVING FORWARD

The Right Board to Continue Driving Stockholder Value



STEVE W. ALBRECHT
Independent Director

- ✓ **Extensive Board Experience.** Has served on nine different corporate boards, including four public companies and five large private company boards
- ✓ **Significant Financial and Accounting Experience.** Certified public accountant, certified internal auditor, certified fraud examiner and a former trustee of the Committee of Sponsoring Organizations (COSO), the organization that wrote the internal control standards used by most corporations and the AICPA Council. He served on the FASAC, an advisory committee to the FASB on emerging standards, and the FAF, which overseas the FASB. He has also been an expert witness in 37 major fraud cases, including some of the largest financial statement fraud cases in U.S. history
- ✓ **Published Expert on Corporate Ethics.** Albrecht's research has resulted in the publication of over 100 articles on business ethics and accounting in professional and academic journals, and has authored or co-authored over 25 books on fraud, integrity, financial accounting and corporate governance/Boards of Directors. Albrecht also teaches corporate governance and Board of Director courses to MBAs
- ✓ **Broad Corporate and Organizational Experience.** He has consulted a large number of organizations, including Fortune 500 companies, major financial institutions, the United Nations, the FBI, and others
- ✓ **Widely Acclaimed.** In 2013, Albrecht was included in the NACD Directorship 100, earning the accolade of one of the top 50 Corporate Directors in America and was named one of 100 most influential accounting professionals in the United States by Accounting Today magazine on five separate occasions

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The Right Board to Continue Driving Stockholder Value
ERIC A. BENHAMOU
Lead Independent Director
Vast industry experience. Over 40 years of experience in the IT and broader technology industries
Significant management and leadership experience. Has held the position of CEO at two public companies over the course of 13 years
Extensive corporate governance experience. Has served on the Board of over 25 companies, including ten public companies
Experience of growing an organization. As CEO of 3Com, Benhamou grew the Company into a Fortune 500 company with revenues of over $5.7 billion, an increase of over ten-fold
Significant financial and M&A expertise. Has participated in seven IPOs and over 30 M&A transactions, as well as made active investments in early stage information technology firms
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The Right Board to Continue Driving Stockholder Value

RAY
BINGHAM
Executive Chairman

✓ **Strong track record of delivering value to stockholders.** With a distinguished career spanning over 35 years, Bingham has achieved an average TSR of 39%

✓ **History of successfully managing and growing businesses into global operations.** Under his leadership as CEO, CFO and Executive Chairman, Cadence Design Systems grew from a $360 million company to a $1.3 billion global industry leader

✓ **Extensive leadership experience.** Has held several executive management positions, including at the Chairman, Executive Chairman, CEO and CFO levels, which has given him a unique perspective that is invaluable to the Company, making him the ideal advisor to El-Khoury

✓ **Substantial public board experience.** Over the course of 25 years, Bingham has served on the Boards of 11 public companies, including 5 Fortune 500 companies, 3 semiconductor companies and 2 semi related companies

✓ **Significant financial and M&A expertise.** Cypress benefits from Bingham's financial expertise, particularly his experience as the former CFO of Cadence

✓ **Global Industry Leader Award recipient.** Recently recognized by ChipEx2017 Board of Directors "for significant contribution to the semiconductor industry and for leading technology companies to global success." Bingham was also recognized by the *Financial Times* as an "Outstanding Director"

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The Right Board to Continue Driving Stockholder Value

HASSANE EL-KHOURY
Director, President & CEO

- **Architect of successful Cypress 3.0 strategy.** Under El-Khoury's leadership, Cypress is positioned to succeed in today's rapidly evolving marketplace by focusing on the fast-growing automotive, IoT and industrial segments
- **Extensive knowledge of Cypress' target markets, including the key automotive industry.** El-Khoury established and led Cypress' automotive business unit, where he significantly grew revenue, market share and technology leadership. In addition, as EVP of Cypress' Programmable Systems Division, he managed the Company's standard and programmable microcontroller (MCU) portfolio, including its Platform PSoC family of devices
- **Strong leadership and operational management skills.** As a senior executive at Cypress, El-Khoury has demonstrated strong leadership and judgment over the past nine years, leading the Company's most innovative businesses, and playing a key role in the successful integration of Spansion and Broadcom's IoT business
- **Strong embedded systems expertise** and focus on software development critical to the needs of Cypress 3.0
- **Driving cultural change at Cypress.** El-Khoury's management style is inclusive, empowering employees by focusing on delegation and personal initiative, allowing him and his management team to focus on customers, strategy and the delivery of world-class solutions

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The Right Board to Continue Driving Stockholder Value
O. C.
KWON
Independent Director
Over 30 years of semiconductor industry expertise. Brings substantial semiconductor expertise, having served as CEO of SK Hynix, one of the world's largest semiconductor companies, as well as on the SK Hynix Board, and continues to serve as a senior advisor to the Company. He is also a former Director of Spansion and former Chairman of the Korea Semiconductor Industry Association
Broad senior leadership experience. While at SK Hynix, Kwon held many leadership positions in areas such as business development, finance, marketing, strategic planning and manufacturing, and played an integral role in many initiatives critical to the Company's business restructuring, recapitalization, strategic alliances and new business development
Strong international experience relevant to Asian market, Cypress' largest and fastest-growing market. Resides in Korea and China, and speaks Korean, Chinese and English
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The Right Board to Continue Driving Stockholder Value
Significant advisory experience. With over 35 years of experience, van den Hoek has served in technology-related advisory roles for companies in the Semiconductor, MEMS, Software, Solar and battery and Automotive Industries. He has held Board positions at seven private and two public companies
Extensive technical and manufacturing experience. Over 30 years of semiconductor industry experience as a senior technical executive in the areas of R&D, Business Operations, Manufacturing, Business Development, Human Resources and Legal
Proven experience driving growth and strategic direction. As CTO at Novellus Systems, van den Hoek was responsible for setting the technical direction of the Company. During his tenure with Novellus Systems, the company's annual revenue grew from $50 million to in excess of $1.5 billion
Accomplished industry expert. van den Hoek is the author of more than 30 technical papers and holds 22 United States patents
WILBERT VAN DEN HOEK
Independent Director
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The Right Board to Continue Driving Stockholder Value
Significant financial expertise with a focus on advising global semiconductor and technology companies in M&A, capital structure, financing, strategy and governance. Over 30 years of experience as an executive advisor to the technology industry, serving as a managing director and advisory director in Goldman, Sachs & Co.'s Technology, Media & Telecommunications Investment Banking Group. From 1991 to 1999, Wishart served as a managing director at Lehman Brothers, including as its head of the Global Technology Group. He previously held various positions in Smith Barney's Investment Banking Division from 1978 to 1991
MICHAEL S. WISHART
Independent Director
Public company semiconductor experience. Wishart previously served as a Director of Spansion
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Appendix



KEEP CYPRESS MOVING FORWARD

Non-GAAP Financial Measures

To supplement its condensed consolidated unaudited financial results presented in accordance with GAAP, Cypress uses non-GAAP financial measures listed below, which are adjusted from the most directly comparable GAAP financial measures to exclude certain items, as described in detail below.

- Revenue,
- Margin,
- Margin%,
- Research and development expenses;
- Selling, general and administrative expenses;
- Provision (benefit) for income taxes;
- Pretax profit margin %;
- Operating income (loss);
- Net income (loss); and
- Diluted earnings (loss) per share.

Management believes that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of the Company's operations which, when viewed in conjunction with Cypress's GAAP results, provide a more comprehensive understanding of the various factors and trends affecting the Company's business and operations.

The Company presents non-GAAP financial measures because management uses these measures to analyze and assess the Company's financial results and to manage the business.

There are limitations in using non-GAAP financial measures including those discussed below. Moreover, the Company's non-GAAP measures may be calculated differently than non-GAAP financial measures used by other companies. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP financial measures. The non-GAAP financial measures supplement, and should be viewed in conjunction with, GAAP financial measures.

As presented in the "Non-GAAP Results" tables in this press release, each of the non-GAAP financial measures excludes one or more of the following items:

Acquisition-related charges: Acquisition-related charges are not factored into management's evaluation of potential acquisitions or Cypress's performance after completion of acquisitions, because they are not related to the Company's core operating performance. However, a limitation of non-GAAP measures that exclude acquisition-related charges is that these charges may represent payments that reduce the cash available to the Company for other purposes. Acquisition-related expenses primarily include:

- Amortization of purchased intangibles, including purchased technology, patents, customer relationships, trademarks, backlog and non-compete agreements,
- Amortization of step-up in value of inventory recorded as part of purchase price accounting; and
- One-time charges associated with completing an acquisition including items such as contract termination costs, severance and other acquisition-related restructuring costs, costs incurred in connection with integration activities, and legal and accounting costs.

Share-based compensation expense: Share-based compensation expense relates primarily to employee stock options, restricted stock units, performance stock units and the employee stock purchase plan. Share-based compensation expense is a non-cash expense that is affected by changes in market factors including the price of Cypress's common shares, which are not within the control of management. In addition, the valuation of share-based compensation is subjective, and the expense recognized by Cypress may be significantly different than the expense recognized by other companies for similar equity awards, which makes it difficult to assess Cypress's results compared to its competitors. Accordingly, management

excludes this item from its internal operating forecasts and models. However, a limitation of non-GAAP measures that exclude share-based compensation expense is that they do not reflect the full costs of compensating employees.

Other adjustments: These items are excluded from non-GAAP financial measures because they are not related to the core operating activities and ongoing operating performance of Cypress. Excluding these items, which can vary significantly from quarter to quarter, allows management to better compare Cypress's period-over-period performance. However, limitations of non-GAAP measures that exclude these items include that these adjustments are often subjective and may not be comparable to similarly-titled non-GAAP financial measures used by other companies. Other adjustments primarily include:

- Revenue from an intellectual property license,
- Changes in value of deferred compensation plan assets and liability,
- Investment-related gains or losses, including equity method investments,
- Restructuring and related costs,
- Debt issuance costs, including imputed interest related to the equity component of convertible debt,
- Asset impairments,
- Tax effects of non-GAAP adjustments,
- Certain other expenses and benefits, and
- Diluted weighted average shares non-GAAP adjustment – for purposes of calculating non-GAAP diluted earnings per share, the GAAP diluted weighted average shares outstanding is adjusted to exclude the benefits of share-based compensation expense.

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35

Reconciliation of GAAP Measures to Non-GAAP Measures

	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
GAAP Revenue	$531,074	$530,172	$523,845	$450,127	$418,964
Revenue from IP License	—	—	6,250	6,250	6,250
Non-GAAP Revenue	$531,074	$530,172	$530,095	$456,377	$425,214
GAAP Margin	$199,061	$201,952	$198,628	$159,770	$125,785
Revenue from IP License	—	—	6,250	6,250	6,250
Stock based compensation	5,301	6,589	4,852	4,278	5,647
Changes in value of deferred compensation plan	166	42	113	86	46
Merger, integration and related costs	4,214	3,994	4,934	3,149	19,113
Non-GAAP Margin	$208,772	$212,577	$214,769	$172,541	$156,842
GAAP Operating Expense	$215,417	$240,328	$166,924	$673,770	$217,889
Stock based compensation	20,606	28,985	22,461	14,571	17,890
Changes in value of deferred compensation plan	1,605	439	1,150	772	413
Merger, integration and related costs	(1,478)	5,612	12,327	8,533	39,190
Amortization of intangible assets	48,249	52,104	54,849	32,605	35,187
Restructuring costs, including severance	2,572	17,237	7,979	5,153	269
Goodwill impairment charge	—	—	—	488,504	—
Impairment related to assets held for sale	—	1,980	36,259	—	—
Gain related to investment in Deca Technologies	—	—	(112,774)	—	—
Tax impact of Non-GAAP adjustments	—	—	(179)	380	—
Non-GAAP operating Expense	$143,863	$133,996	$143,861	$123,252	$124,912

	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
GAAP Net (Loss) Income	$(45,782)	$(72,367)	$9,411	$(19,274)	$(104,022)
Revenue from IP License	—	—	6,250	6,250	6,250
Stock based compensation	25,937	35,568	27,313	18,849	23,538
Changes in value of deferred compensation plan	213	(103)	56	254	586
Merger, integration and related costs	2,735	9,606	17,261	11,682	58,311
Impairment related to assets held for sale	—	1,980	36,259	—	—
Gain related to investment in Deca Technologies	—	—	(112,774)	—	—
Losses from equity method investments	5,076	8,706	4,233	2,568	2,078
Imputed interest on convertible debt and other	4,347	4,459	3,876	1,919	629
Amortization of intangible assets	48,249	52,104	54,849	32,605	35,187
Restructuring costs	2,572	17,237	7,979	5,153	269
Goodwill impairment charge	—	—	—	488,504	—
Tax impact of Non-GAAP adjustments	2,540	(3,350)	(237)	(8,314)	161
Non-GAAP Net Income	$45,807	$53,823	$53,467	$40,196	$22,985
Non-GAAP Operating Income	$64,908	$78,581	$70,908	$49,289	$31,930
Add: Non-GAAP Depreciation	16,157	16,057	19,454	19,558	20,214
Non-GAAP Adjusted EBITDA	$81,065	$94,638	$90,362	$68,847	$52,144
GAAP Weighted average diluted shares	320,964	322,800	343,718	314,305	320,351
Effect of dilutive securities:					
Stock options, unvested restricted stock and other	14,853	17,199	6,991	12,858	11,045
Impact of convertible bond	17,304	15,138	—	12,577	9,417
Weighted average common shares outstanding for diluted computation	350,121	355,137	350,709	339,740	340,813
GAAP Net loss per share – Diluted	$(0.14)	$(0.22)	$0.03	$(1.05)	$(0.32)
Excluded items per share impact of Non-GAAP adjustments	$0.27	$0.37	$0.12	$1.77	$0.39
Non-GAAP earnings per share – Diluted	$0.13	$0.15	$0.15	$0.12	$0.07

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Reconciliation of GAAP Measures to Non-GAAP Measures (cont'd)

	FY2015	FY2014	FY2013	FY2012	FY2011
GAAP Revenue	$1,607,853	$725,497	$722,693	$769,687	$995,204
Revenue from IP License	18,750	—	—	—	—
Non-GAAP Revenue	$1,626,603	$725,497	$722,693	$769,687	$995,204
GAAP Operating Income (Loss)	$(341,834)	$22,873	$(58,195)	$(17,195)	$153,719
Stock-based compensation expense	98,458	50,170	73,020	78,455	100,781
Gain from divestiture	(66,472)	—	—	1,746	(34,291)
Acquisition-related expense	5,220	14,244	34,056	13,401	2,892
Changes in value of deferred compensation plan	(531)	3,075	6,393	2,649	(685)
Impairment of assets, restructuring, and other charges	182	5,067	17,152	10,642	10,381
Legal and other	1,450	1,330	—	—	—
Effect of Non-GAAP revenue from intellectual property license	18,750	—	—	—	—
Spansion merger costs and related amortization	374,852	—	—	—	—
Patent license fee	—	—	—	7,100	—
Building donation	—	—	—	—	4,125
Non-GAAP Operating Income (Loss)	$90,075	$96,759	$72,426	$96,798	$236,922

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OGS

Exhibit D

Supplement No. 1 to Company Proxy Statement, dated May 17, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No.   )**

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material under §240.14a-12

CYPRESS SEMICONDUCTOR CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

  (1)   Title of each class of securities to which transaction applies:

  (2)   Aggregate number of securities to which transaction applies:

  (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

  (4)   Proposed maximum aggregate value of transaction:

  (5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid

previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)   Amount Previously Paid:

_____

(2)   Form, Schedule or Registration Statement No.:

_____

(3)   Filing Party:

_____

(4)   Date Filed:

_____



CYPRESS SEMICONDUCTOR CORPORATION

**SUPPLEMENT DATED MAY 17, 2017 TO THE
PROXY STATEMENT FOR THE 2017 ANNUAL MEETING OF STOCKHOLDERS**

The Board of Directors (the "Board") of Cypress Semiconductor Corporation (sometimes referred to as "we," "us," "our," the "Company" or "Cypress") is providing this proxy statement supplement and the enclosed **<u>WHITE</u>** proxy card in connection with the solicitation of your vote at the 2017 Annual Meeting of Stockholders, or any adjournment or postponement thereof (the "Annual Meeting"). The Annual Meeting will be held on June 8, 2017, at 10:00 a.m. Pacific Daylight Time at our principal executive offices located at 198 Champion Court, San Jose, California 95134.

The Company has received notice from T.J. Rodgers, our former Chief Executive Officer and Director, that he is nominating two individuals, J. Daniel McCranie and Camillo Martino (the "Rodgers Nominees") for election to the Board at the Annual Meeting and soliciting proxies from Cypress stockholders in support of the Rodgers Nominees.

The Rodgers Nominees are not endorsed by our Board. **We urge stockholders NOT to vote any gold proxy card or voting instruction form that you may receive from or on behalf of Mr. Rodgers.** We are not responsible for the accuracy of any information provided by or relating to Mr. Rodgers contained in any proxy solicitation materials filed or disseminated by or on behalf of Mr. Rodgers or any other statements that Mr. Rodgers may otherwise make. Mr. Rodgers chooses which stockholders receive his proxy solicitation materials.

Our Board of Directors urges you to vote "FOR" all of our nominees for director: W. Steve Albrecht, Eric A. Benhamou, H. Raymond Bingham, Hassane El-Khoury, Oh Chul Kwon, Wilbert van den Hoek and Michael S. Wishart.

On or about April 19, 2017, the Company mailed its definitive proxy statement (the "Proxy Statement") for the Annual Meeting to stockholders of record as of April 18, 2017. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Proxy Statement.

Since the mailing of the Proxy Statement, Mr. Rodgers has made certain assertions regarding topics discussed in the Proxy Statement. This supplement seeks to set the record straight and provide additional disclosure as to such topics.

———————————————

The following disclosures supplement the section titled "*Certain Background Information*" beginning on page 10 of the Proxy Statement:

Mr. Bingham was first contacted by Benjamin Bin Chow, the Managing Partner of Canyon Bridge, in August 2016 in connection with Mr. Bingham potentially serving in an advisory role for a private equity fund that would become Canyon Bridge Capital Partners ("Canyon Bridge"). Canyon Bridge has publicly announced that it is primarily funded by a China-domiciled limited partner. Mr. Bingham and Mr. Chow subsequently engaged in discussions regarding this potential advisory role for Mr. Bingham at Canyon Bridge, which led to discussions of Mr. Bingham potentially joining as a partner. While Mr. Bingham believed in October that he would ultimately reach an agreement with Mr. Chow to join Canyon Bridge, and began working together with Mr. Chow on that basis, Mr. Bingham did not sign paperwork formally joining Canyon Bridge or receive any equity interests therein until December 16, 2016. Mr. Bingham has informed the Board that prior to formally joining Canyon Bridge he advised and assisted Mr. Chow, who resided at the time in Beijing, China, on various matters typical of setting up a new private equity fund, such as potential office space and banking relationships, among other things.

In mid-October 2016, Mr. Bingham approached the Company's outside counsel to inquire as to whether there was a need to inform the Company's Board regarding the potential that he may join Canyon Bridge. Based on this discussion, Mr. Bingham concluded there was no need to do so at that time. Shortly thereafter, Mr. Chow informed Mr. Bingham that Canyon Bridge intended to acquire Lattice Semiconductor Corporation ("Lattice"). Mr. Bingham was not involved in sourcing the transaction, performing due diligence or negotiating the terms of the deal with Lattice, which was largely finalized at the time it was disclosed to Mr. Bingham.

On November 3, 2016, Canyon Bridge issued a press release in connection with its pending acquisition of Lattice that incorrectly referred to Mr. Bingham as a Founding Partner of Canyon Bridge. Mr. Bingham had not officially joined Canyon Bridge at that time, but he did review the content of the press release in advance. Additionally, the press release provided contact information for Mr. Bingham that incorrectly listed his Cypress telephone number. The Company and Mr. Bingham discussed the potential negative appearance of using this telephone number and thereafter Mr. Bingham changed his Canyon Bridge contact information on the website.

On November 4, 2016, before Mr. Bingham officially joined Canyon Bridge, the Company held a regularly scheduled Board meeting, during which the Board assessed Mr. Bingham's prospective role at Canyon Bridge to ensure there was no conflict of interest. The Board confirmed that there was no corporate opportunity concern with regard to Lattice, given that the Company's management team had evaluated a potential business combination with Lattice and concluded not to pursue such transaction. In addition, the Board did not object to Mr. Bingham moving forward with the Canyon Bridge opportunity.

Since the Board concluded that Mr. Bingham was not an employee of Canyon Bridge and determined that no conflict of interest existed between the Company and Canyon Bridge, there was no basis to consider whether there was a violation of the Company's Code of Business Conduct and Ethics (the "Code"). The Board has continued to evaluate the situation through a review of relevant documents and individual interviews and has determined that while the Canyon Bridge press release and use of a Cypress telephone number may have resulted in the appearance of impropriety in violation of the Code, such actions were not material and so no disciplinary action was required.

At the November 4, 2016 Board meeting, the Board also discussed the growing intensity of M&A consolidation in the semiconductor industry and the need to prospectively evaluate the Company's conflict of interest policy as several directors are active participants in the semiconductor industry.

On November 7, 2016, Lead Independent Director of the Company Eric Benhamou sent an e-mail to Director Wilbert van den Hoek, who had been absent during the executive session on November 4, 2016, recounting both his private discussion with Mr. Bingham, as well as the discussion between the board and Mr. Bingham in the executive session, both of which occurred on November 4, 2016. Mr. Benhamou reported that Mr. Bingham had been approached to join as an advisory partner of Canyon Bridge and that he had nothing to do with the Lattice deal. Mr. Benhamou also noted that the Board would need to monitor Mr. Bingham's relationship with Canyon Bridge very carefully because of the potential for future conflicts. The Board believed at the time and continues to believe that Canyon Bridge is not currently a competitor of the Company.

At the next Board meeting, on December 19, 2016, and as disclosed in the Proxy Statement on page 11, the Board adopted a protocol in the form of a Board resolution to further address potential conflicts of interest of directors. The protocol provides that: if (1) there are specific and significant discussions between the Company and a specified company (the "Specified Company") regarding a potential transaction; (2) a confidentiality/non-disclosure agreement has been signed by the Company and the Specified Company; or (3) the relationship between the Company and the Specified Company is a topic for discussion by the Board (on a Board agenda or otherwise), then perform a conflict of interest check. If a conflict exists, then the director should recuse himself/herself from both situations; i.e., with both the Company and the Specified Company (or with any third party that the director is affiliated with (e.g., in an advisory board role) that has an interest in or with the Specified Company). If a conflict does not exist, then the director may continue his/her involvement and discussions. The Board believes that any potential future conflicts relating to Mr. Bingham's role at Canyon Bridge, or relating to Canyon Bridge's ownership of Lattice, if completed, can be adequately addressed through its existing policies and protocols.

From December 16, 2016 to December 23, 2016, Mr. Bingham executed agreements officially joining the Canyon Bridge entities as an equity owner of Canyon Bridge Management Corp., the advisor to Canyon Bridge, and a member of Canyon Bridge Capital Partners, LLC, the general partner of Canyon Bridge. Mr. Bingham has confirmed that he was not an owner of any Canyon Bridge securities prior to the time such agreements were executed. The Canyon Bridge LLC operating agreement executed on December 23, 2016 states that it was effective as of October 18, 2016. Mr. Bingham was also appointed as a Director and co-President of Canyon Bridge Management Corp. ("CBMC") in December 2016. At that time, he received a $1.2 million signing bonus from CBMC. According to public filings, CBMC received $6,147,541 for management fees from October 18, 2016 through December 31, 2016, and a $30,000,000 advance for management fees for 2017. The Board has been informed that management fees paid to CBMC will be used to pay its fees and expenses, including fees to legal and financial advisors, office rental and compensation to employees and partners of CBMC. Starting in 2017, Mr. Bingham became entitled to a $2 million draw on CBMC's annual management fees (which may increase or decrease based on certain factors). Further, Mr. Bingham, as owner of 20% interest in Canyon Bridge Capital Partners LLC ("CBCP"), is entitled to a pro rata share of CBCP's 20% interest in the return on Canyon Bridge Fund I, LP ("CBF") investments, the indirect acquirer of Lattice.

Mr. Bingham did not seek approval of the Company's Chief Financial Officer to serve as a director of CBMC. Because the Board has determined that Canyon Bridge is not a competitor of the Company, the Board does not view his accepting this board position as a violation of the Code.

Consistent with the Board's exercise of its duty of care, on January 23, 2017 Mr. Benhamou and outside counsel to the Company participated in the call with Canyon Bridge offered by Mr. Bingham at the January 13, 2017 Board meeting, to seek independent confirmation of the timeline of Mr. Bingham's involvement with Canyon Bridge. During this call, Mr. Chow confirmed that Mr. Bingham had not been involved in sourcing, negotiating or performing due diligence on any Canyon Bridge transaction, including Lattice, and in fact had only been informed of that transaction shortly before it was announced on November 3, 2016. While Mr. Chow declined to provide an affidavit as to these facts, these facts were consistent with those provided to the Board by Mr. Bingham, and the Company's subsequent review of the relevant communications and documents further confirmed these facts.

The content of, and compliance with, the Code is the responsibility of the Board. The Board has the responsibility to determine whether a violation of the Code has occurred, whether any disciplinary action should be taken, or whether any waivers to the Code are required. The Board takes this responsibility seriously and has determined that despite certain appearances with respect to Mr. Bingham's joining Canyon Bridge, Canyon Bridge is not a competitor of the Company, so any perceived violation for failure to obtain written permission (instead of oral approval) to accept employment at Canyon Bridge was procedural in nature and not material. As a result, no waiver is required nor is disciplinary action warranted. The Code can be found at investors.cypress.com/corporate-governance.cfm.

The following statement supplements the disclosures in the section titled *"Corporate Governance"* **beginning on page 34 of the Proxy Statement relating to proxy access:**

As disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2017, proxy access will first be available in connection with the Company's 2018 annual meeting of stockholders.

Your current Board and management team remain focused on driving the much-needed turnaround at Cypress. By executing our Cypress 3.0 strategy, we are creating value for our Company, customers and stockholders. The business momentum and results since the Board forced Mr. Rodgers to resign and implemented the new executive structure clearly demonstrate that the strategy is working and that Cypress is on the right path. Don't let a disgruntled former CEO with a personal vendetta regain influence over the Company.

KEEP CYPRESS MOVING FORWARD
VOTE THE <u>WHITE</u> CARD TODAY

Your vote is extremely important regardless of the number of shares you hold. The Cypress Board strongly urges you to execute and return the enclosed **<u>WHITE</u>** proxy card to vote "FOR" each of Cypress' nominees today by telephone, by internet, or by signing and dating the **<u>WHITE</u>** proxy card at your earliest convenience.

If you have any questions, or need assistance voting your **<u>WHITE</u>** proxy card, please contact:



1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Telephone: (212) 297-0720
Toll-Free: (877) 285-5990
Email: cyinfo@okapipartners.com

Forward-Looking Statements

Statements herein that are not historical facts and that refer to Cypress or its subsidiaries' plans and expectations for the future are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. We may use words such as "may," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "future," "continue" or other wording indicating future results or expectations to identify such forward-looking statements that include, but are not limited to statements related to: our Cypress 3.0 strategy; the composition of our Board of Directors; our 2017 Annual Meeting of Stockholders; the Company's financial and operational performance; our corporate governance policies and practices; and our plans to file certain materials with the SEC. Such statements reflect our current expectations, which are based on information and data available to our management as of the date of this supplement. Our actual results may differ materially due to a variety of risks and uncertainties, including, but not limited to: the uncertainty of litigation; our ability to execute on our Cypress 3.0 strategy; global economic and market conditions; business conditions and growth trends in the semiconductor market; our ability to compete effectively; the volatility in supply and demand conditions for our products, including but not limited to the impact of seasonality on supply and demand; our ability to develop, introduce and sell new products and technologies; potential problems relating to our manufacturing activities; the impact of acquisitions; our ability to attract and retain key personnel; and other risks and uncertainties described in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our most recent Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission. We assume no responsibility to update any such forward-looking statements.

CYPRESS SEMICONDUCTOR CORPORATION PROXY
FOR THE 2017 ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of CYPRESS SEMICONDUCTOR CORPORATION, a Delaware corporation, hereby acknowledges receipt of the Notice of the 2017 Annual Meeting of Stockholders and Proxy Statement, each dated April 19, 2017 and hereby appoints Thad Trent and Pamela Tondreau, and each of them, as proxies and attorneys-in-fact with full power to each of substitution, on behalf and in the name of the undersigned, to represent, vote and act on behalf of the undersigned at the 2017 Annual Meeting of Stockholders of CYPRESS SEMICONDUCTOR CORPORATION to be held on June 8, 2017, at 10:00 a.m., Pacific Daylight Time, at its offices located at 198 Champion Court, San Jose, California 95134 and at any adjournment or postponement thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote, if then and there personally present, on all matters coming before the meeting.

A majority of such attorneys-in-fact or substitutes as shall be present and shall act at said meeting or any adjournment or postponement thereof (or if only one shall represent and act, then that one) shall have and may exercise all the powers of said attorneys-in-fact hereunder.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR THE ELECTION OF ALL OF THE DIRECTOR NOMINEES IDENTIFIED HEREIN, FOR PROPOSALS 2, 3 AND 5, AND FOR "1 YEAR" ON PROPOSAL 4, AND AS THE DESIGNATED ATTORNEYS-IN-FACT DEEM ADVISABLE, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Annual Report, Proxy Statement and Stockholder Letter are available at:
www.okapivote.com/cypress

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE <u>FOR</u> ALL DIRECTOR NOMINEES LISTED.   Please mark vote in blue or black ink as in this example ☒

1. Election of Directors

☐ **FOR ALL NOMINEES LISTED**   ☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**   ☐ **FOR ALL EXCEPT** _____

Nominees: (1) W. Steve Albrecht (2) Eric A. Benhamou (3) H. Raymond Bingham (4) Hassane El-Khoury (5) Oh Chul Kwon (6) Wilbert van den Hoek (7) Michael Wishart

Instructions: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and write the number(s) of the nominee(s) on the line above.

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE <u>FOR</u> PROPOSAL 2.

2. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year 2017.

☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE <u>FOR</u> PROPOSAL 3.

3. Annual advisory vote to approve the compensation of our named executive officers.

☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE <u>FOR</u> "1 YEAR" ON PROPOSAL 4.

4. Advisory vote on the frequency of the advisory vote on the compensation of our named executive officers.

☐ **1 YEAR**   ☐ **2 YEARS**   ☐ **3 YEARS**   ☐ **ABSTAIN**

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE <u>FOR</u> PROPOSAL 5.

5. Amendment and restatement of the 2013 Stock Plan to approve (i) adding additional shares to the plan, and (ii) certain administrative and clerical changes to the plan.

☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

Date: _____, 2017

_____
Signature

_____
Signature (if held jointly)

Please sign exactly as your name appears below. When shares are held by joint tenants, both tenants should sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. If you are a corporation, please sign in the corporation's name by the president or other authorized officer. If you are a partnership, please sign in the partnership's name by an authorized person.

▲ **PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.** ▲



Electronic Voting Instructions

You can vote by Internet or telephone!

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Daylight Time, on June 7, 2017.


Vote by Internet
● Log on to the Internet and go to www.okapivote.com/cy
● Follow the steps outlined on the secured website.


Vote by telephone
● At NO CHARGE to you, call toll free (888) 959-0480 within the USA, US territories & Canada any time on a touch tone telephone.

Exhibit E

ISS Report of June 6, 2017

%%%

%%% Copyrighted Material Omitted

%%% Copyrighted Material Omitted

Exhibit F

Company Letter to Stockholders, dated May 3, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐ Definitive Proxy Statement
☒ Definitive Additional Materials
☐ Soliciting Material under §240.14a-12

Cypress Semiconductor Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4)   Date Filed:

On May 3, 2017, Cypress Semiconductor Corporation (the "Company") issued the following press release, which contains the full text of a letter sent to the Company's stockholders on or about May 3, 2017.

———————————————

Cypress Semiconductor Sends Letter to Stockholders and Files Investor Presentation

Highlights Strong First Quarter 2017 Results Accelerating Positive Momentum of the Cypress 3.0 Strategy

Urges Stockholders to Keep Company Moving Forward
by Voting "FOR" All of Cypress' Highly Qualified Director Nominees on the WHITE Proxy Card

Proxy Materials Available at www.KeepCypressMovingForward.com

SAN JOSE, Calif., May 3, 2017 — Cypress Semiconductor Corporation ("Cypress") (NASDAQ: CY) today sent a letter to stockholders in connection with the Company's 2017 Annual Meeting of Stockholders, which will be held on June 8, 2017 at 10:00 a.m. Pacific Daylight Time. Stockholders of record as of April 18, 2017 will be entitled to vote at the meeting.

Cypress also announced that it has filed an investor presentation with the Securities and Exchange Commission ("SEC"). Both the letter and presentation, along with other materials related to the 2017 Annual Meeting, can be viewed at www.KeepCypressMovingForward.com. The website will be updated as additional information becomes available. The investor presentation can also be viewed at www.sec.gov.

The full text of the letter follows:



May 3, 2017

Dear Fellow Stockholder,

As you know, Cypress' Annual Meeting of Stockholders will be held in just over a month, on June 8, 2017. At the meeting you will be asked to make an important choice between supporting Cypress' current Board of Directors, which is driving Cypress forward, or allowing T.J. Rodgers —a disgruntled former CEO who was forced to resign from Cypress last year — to regain influence by putting his two handpicked nominees on the Board.

OUR CYPRESS 3.0 STRATEGY IS DELIVERING STRONG RESULTS
AND CREATING STOCKHOLDER VALUE NOW

Over the past year, the Cypress Board has led the Company's transition from a stagnant, founder-led company into an energized, forward-thinking and cohesive organization that is successfully executing its Cypress 3.0 strategy to deliver long-term stockholder value.

We reported our first quarter 2017 results last week, and are very pleased with their strength. They demonstrate that the strategy we have implemented since Rodgers' departure is taking hold and our business momentum is accelerating. To summarize, Cypress:

- Reported record revenue of $531.9 million(1), **exceeding guidance;**

- Achieved GAAP and non-GAAP gross margin of 37.4% and 39.3%, respectively, **above the midpoint of guidance,** driven by the Company's margin-enhancing initiatives;

- Increased GAAP and non-GAAP EPS by **56% and 86%** year-over-year, respectively;

- **Grew wireless connectivity solutions** revenue by 30% quarter-over-quarter.

These solid results are evidence that Cypress is on the right track. We have established an effective and sustainable strategy that will position your company for long-term success.

> "CY's **earnings growth trajectory is the fastest in our coverage universe…**of our coverage universe, CY has the **highest level of margin expansion** of 800bps over six quarters (relative to median expansion of 150bps for the group)." — *Needham, April 28, 2017*

We cannot let this progress be derailed by a disgruntled former CEO, who is advancing his personal vendetta, and has put forth no plan or any substantive ideas to create stockholder value.

We urge you to reject this attempt and support your current Board to keep Cypress moving forward by **voting the WHITE proxy card.**

_____

(1)   Core Cypress revenue excluding SunPower Corp.

UNCOVERING THE TRUTH

To provide you with additional information regarding the continued success of our Cypress 3.0 strategy and Rodger's vendetta-driven attempts to upend it, Cypress today filed an investor presentation with the SEC. Among other things, the presentation highlights:

- **Cypress' Board made difficult decisions and necessary changes to end an era of stagnation and transition Cypress from an unfocused founder-led company to today's strategy to create stockholder value, Cypress 3.0.**

  - The Board determined that Rodgers was no longer the right leader due to Company underperformance, stockholder value destruction and what the Board believes was low employee morale and poor customer engagement. Moving Cypress forward and transitioning to Cypress 3.0 required this step.

  - Forced out, Rodgers declared war against the Cypress Board — stating "in a matter of weeks I will be back and you will be out" — and subsequently demanded that his handpicked nominees be placed on the Board.

- **Cypress 3.0 is working. The Company is on the right track and well positioned to deliver stockholder value.**

  - Since Rodgers' departure, Cypress has posted strong operating and financial results, begun to capture market share in the fast-growing automotive and IoT markets, generated positive investor and equity research analyst reactions, increased customer interactions, and seen a significant improvement in employee morale.

  - Over that timeframe, Cypress' stock price has increased by almost 50%, a clear sign of the market's validation of our shift in strategic focus.

- **The Company has a highly qualified, independent and engaged Board, fully aligned with your interests and committed to continuing to drive value for you, our stockholders.**

  - The current Board is highly engaged, collectively represents the right mix of skills and experience to continue executing Cypress 3.0 and is deeply committed to a stockholder-friendly corporate governance framework.

    - The Board is committed to adding new Directors that complement the existing Board and is currently engaged in an ongoing search for new Directors, who must bring non-redundant skills that support the Cypress 3.0 strategy and promote diversity among the Board.

  - All of our Board members, other than our Executive Chairman and our CEO, are independent, and our current Executive Chairman was independent until he agreed to take on his new role to support the CEO transition.

- None of our Board members are driven by personal agendas—they are all focused solely on creating stockholder value.

- The current management structure is right for today's changing environment and is driving Cypress' growth.

  - In the transitional position of Executive Chairman, Bingham brings a wealth of experience, with which he supports El- Khoury and the management team's transition from a founder-led company and helps ensure the success of Cypress 3.0.

  - The Board regularly assesses the Executive Chairman role, which was always intended to be transitional. Given the strong momentum of Cypress 3.0, the Board expects that the Company will transition away from the Executive Chairman structure in the current calendar year.

- **Rodgers' nominees have put forth no substantive ideas on how to create stockholder value.**

  - They have simply criticized the Company over its progress and strategic initiatives to move Cypress forward and improve the operations and margins problems created under Rodgers' tenure.

- **Rodgers' nominees are _not_ additive and have _not_ acted independently.**

  - There is no evidence that Rodgers' nominees would offer any new or specific skills that would benefit the Board or the continuation of Cypress 3.0.

  - Rodgers' nominees have not been acting independently. They have signed all of his letters and communications to our Board, demonstrating their staunch support for Rodgers' baseless claims.

- **Rodgers' conflict of interest claims are untrue and disingenuous and part of his war on the Cypress Board.**

  - Rodgers' claim that the Executive Chairman position is unnecessary and costly is hypocritical given that Rodgers voted to create the position and approve Bingham's compensation when he was still a member of the Board.

    - The Executive Chairman role was established to be transitional and the Board expects that the Executive Chairman role will be transitioned out in the current calendar year.

  - No past conflict existed because Cypress was not interested in acquiring Lattice, and Cypress' strong governance policies and well-defined conflict of interest policies at all levels help prevent any such conflict from arising. Bingham's role at Canyon Bridge simply does not present a conflict of interest.

KEEP CYPRESS MOVING FORWARD
VOTE THE <u>WHITE</u> CARD TODAY

Your vote is extremely important. The Cypress Board strongly urges you to protect the value of your investment in the Company by returning the <u>**WHITE**</u> proxy card to vote "FOR" each of Cypress' nominees today by telephone, by internet, or by signing and dating the WHITE proxy card.

Sincerely,

W. Steve Albrecht Director	Eric A. Benhamou Lead Independent Director	H. Raymond Bingham Executive Chairman
Hassane El-Khoury President, CEO and Director	Oh Chul Kwon Director	Wilbert van den Hoek Director
Michael Wishart Director		

If you have any questions, or need assistance voting your
<u>**WHITE**</u> proxy card, please contact:



1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Telephone: (212) 297-0720
Toll-Free: (877) 285-5990
Email: cyinfo@okapipartners.com

About Cypress

Founded in 1982, Cypress is a leader in advanced embedded system solutions for the world's most innovative automotive, industrial, home automation and appliances, consumer electronics and medical products. Cypress' programmable systems-on-chip, general-purpose microcontrollers, analog ICs, wireless and USB-based connectivity solutions and reliable, high-performance memories help engineers design differentiated products and get them to market first. Cypress is committed to providing customers with support and engineering resources that enable innovators and out-of-the-box thinkers to disrupt markets and create new product categories. To learn more, go to www.cypress.com.

Forward-Looking Statements

Statements herein that are not historical facts and that refer to Cypress or its subsidiaries' plans and expectations for the future are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. We may use words such as "may," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "future," "continue" or other wording indicating future results or expectations to identify such forward-looking statements that include, but are not limited to statements related to: our Cypress 3.0 strategy; the composition of our Board of Directors; our 2017 Annual Meeting of Stockholders; the Company's financial and operational performance; our corporate governance policies and practices; and our plans to file certain materials with the SEC. Such statements reflect our current expectations, which are based on information and data available to our management as of the date of this press release. Our actual results may differ materially due to a variety of risks and uncertainties, including, but not limited to: the uncertainty of litigation; our ability to execute on our Cypress 3.0 strategy; global economic and market conditions; business conditions and growth trends in the semiconductor market; our ability to compete effectively; the volatility in supply and demand conditions for our products, including but not limited to the impact of seasonality on supply and demand; our ability to develop, introduce and sell new products and technologies; potential problems relating to our manufacturing activities; the impact of acquisitions; our ability to attract and retain key personnel; and other risks and uncertainties described in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our most recent Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission. We assume no responsibility to update any such forward-looking statements.

Non-GAAP Financial Measures

Cypress uses certain non-GAAP financial measures, which are adjusted from the most directly comparable GAAP financial measures to exclude certain items, as described in more detail below.

Management believes that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of the Company's operations which, when viewed in conjunction with Cypress' GAAP results, provide a more comprehensive understanding of the various factors and trends affecting the Company's business and operations.

The Company presents non-GAAP financial measures because management uses these measures to analyze and assess the Company's financial results and to manage the business.

There are limitations in using non-GAAP financial measures including those discussed below. Moreover, the Company's non-GAAP measures may be calculated differently than the non-GAAP financial measures used by other companies. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP financial measures. The non-GAAP financial measures supplement and should be viewed in conjunction with GAAP financial measures.

As presented in the "Non-GAAP Results" tables in this press release, each of the non-GAAP financial measures excludes one or more of the following items:

Acquisition-related charges: Acquisition-related charges are not factored into management's evaluation of Cypress' long-term performance after the completion of acquisitions. However, a limitation of non-GAAP measures that exclude acquisition-related charges is that these charges may represent payments that reduce the cash available to the Company for other purposes. Acquisition-related expenses primarily include:

- Amortization of purchased intangibles, including purchased technology, patents, customer relationships, trademarks, backlog and non-compete agreements;

- Amortization of step-up in value of inventory recorded as part of purchase price accounting; and

- One-time charges associated with the completion of an acquisition including items such as contract termination costs, severance and other acquisition-related restructuring costs; costs incurred in connection with integration activities, and legal and accounting costs.

Share-based compensation expense: Share-based compensation expense relates primarily to employee stock options, restricted stock units, performance stock units and the employee stock purchase plan. Share-based compensation expense is a non-cash expense that is affected by changes in market factors including the price of Cypress' common shares, which are not within the control of management. In addition, the valuation of share-based compensation is subjective, and the expense recognized by Cypress may be significantly different than the expense recognized by other companies for similar equity awards, which makes it difficult to assess Cypress' results compared to its competitors. Accordingly, management excludes this item from its internal operating forecasts and models. However, a limitation of non-GAAP measures that exclude share-based compensation expense is that they do not reflect the full costs of compensating employees.

Other adjustments: These items are excluded from non-GAAP financial measures because they are not related to the core operating activities and ongoing operating performance of Cypress. Excluding these items, which can vary significantly from quarter to quarter, allows management to better compare Cypress' period-over-period performance. However, limitations of non-GAAP measures that exclude these items include that these adjustments are often subjective and may not be comparable to similarly titled non-GAAP financial measures used by other companies. Other adjustments primarily include:

- Revenue from an intellectual property license,

- Changes in value of deferred compensation plan assets and liabilities,

- Investment-related gains or losses, including equity method investments,

- Restructuring and related costs,

- Debt issuance costs, including imputed interest related to the equity component of convertible debt,

- Asset impairments,

- Tax effects of non-GAAP adjustments,

- Certain other expenses and benefits, and

- Diluted weighted average shares non-GAAP adjustment—for purposes of calculating non-GAAP diluted earnings per share, the GAAP diluted weighted average shares outstanding is adjusted to exclude the benefits related to share-based compensation expense.

CYPRESS SEMICONDUCTOR CORPORATION
RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES
(In thousands, except per-share data)
(Unaudited)

Table A: GAAP to Non-GAAP reconciling items (Three Months Ended Q1 2017)

	Cost of revenues	Research and development	SG&A and Restructuring costs	Amortization of Intangible assets	Interest and other expense, net	Income tax (provision) benefit
GAAP [i]	$332,814	$ 88,481	$ 78,686	$ 48,249	$ (24,435)	$ (4,927)
[1] Stock based compensation	5,331	11,771	8,835	—	—	—
[2] Changes in value of deferred compensation plan	166	597	1,008	—	(1,558)	—
[3] Merger, integration, related costs and adjustments related to assets held for sale	1,350	—	(1,479)	—	—	—
[4] Inventory Step-up related to acquisition accounting	2,864	—	—	—	—	—
[5] Losses from equity method investments	—	—	—	—	5,076	—
[6] Imputed interest on convertible debt, equity component amortization on convertible debt and others	—	—	—	—	3,489	—
[7] Amortization of debt issuance costs	—	—	—	—	858	—
[8] Amortization of Intangible assets	—	—	—	48,249	—	—
[9] Restructuring costs	—	—	2,572	—	—	—
[10] Tax impact	—	—	—	—	415	2,125
Non—GAAP [ii]	$323,103	$ 76,113	$ 67,750	$ —	$ (16,155)	$ (2,802)
Impact of reconciling items [ii—i]	$ (9,711)	$ (12,368)	$ (10,936)	$ (48,249)	$ 8,280	$ 2,125

Table B: GAAP to Non-GAAP reconciling items (Three Months Ended Q4 2016)

	Cost of revenues	Research and development	SG&A	Amortization of Intangible assets	Impairment related to assets held for sale	Interest and other expense, net	Income tax provision
GAAP [i]	$328,220	$ 92,188	$ 94,076	$ 52,104	$ 1,960	$(33,155)	$ (790)
[1] Stock based compensation, including costs related to modification of equity awards	6,589	16,687	12,292	—	—	—	—
[2] Changes in value of deferred compensation plan	42	147	292	—	—	(641)	—
[3] Merger, integration and related costs	2,614	476	5,136	—	—	—	—
[4] Inventory Step-up related to acquisition accounting	1,381	—	—	—	—	—	—
[5] Losses from equity method investments	—	—	—	—	—	8,766	—
[6] Imputed interest on convertible debt, equity component amortization on convertible debt and others	—	—	—	—	—	3,482	—
[7] Amortization of debt issuance costs	—	—	—	—	—	976	—
[8] Amortization of Intangible assets	—	—	—	52,104	—	—	—
[9] Impairment related to assets held for sale	—	—	—	—	1,960	—	—
[10] Restructuring costs, including executive severance	—	—	17,237	—	—	—	—
[11] Tax impact of Non-GAAP adjustments	—	—	—	—	—	(908)	(2,442)
Non—GAAP [ii]	$317,594	$ 74,878	$ 59,119	$ —	$ —	$(21,480)	$(3,232)
Impact of reconciling items [ii—i]	$ (10,626)	$ (17,310)	$(34,957)	$ (52,104)	$ (1,960)	$ 11,675	$(2,442)

Table C: Operating income (loss)

	Q1'17	Q4'16
GAAP operating loss [i]	$(16,356)	$ (38,376)
Impact of reconciling items on Cost of revenues (see Table A, B)	9,711	10,626
Impact of reconciling items on R&D (see Table A, B)	12,368	17,310
Impact of reconciling items on SG&A (see Table A, B)	10,936	34,957
Impact of Amortization of Intangible Assets (see Table A, B)	48,249	52,104
Impact of Impairment related to assets held for sale (see Table B)	—	1,960
Non-GAAP operating income [ii]	$ 64,908	$ 78,581
Impact of reconciling items [ii—i]	$ 81,264	$116,957

Table D: Net income (loss)

	Q1'17	Q4'16
GAAP Net loss	$(45,782)	$ (72,367)
Impact of reconciling items on Operating income (see Table C)	81,264	116,957
Interest and other expense, net (see Table A, B)	8,280	11,675
Income tax benefit (provision) (see Table A,B)	2,125	(2,442)
Non-GAAP Net income	$ 45,887	$ 53,823

Table E: Weighted-average shares, diluted

	Q1'17		Q4'16	
	GAAP	Non-GAAP	GAAP	Non-GAAP
Weighted-average common shares outstanding, basic	**326,964**	**326,964**	**322,800**	**322,800**
Effect of dilutive securities:				
Stock options, unvested restricted stock and other	—	14,852	—	17,199
Impact of convertible bond	—	17,304	—	15,138
Weighted-average common shares outstanding, diluted	**326,964**	**359,120**	**322,800**	**355,137**

Table F: Net income (loss) Per Share

	Q1'17		Q4'16	
	GAAP	Non-GAAP	GAAP	Non-GAAP
Net income (loss) (see Table D)	(45,782)	45,887	(72,367)	53,823
Weighted-average common shares outstanding (see Table E) [ii]	326,964	359,120	322,800	355,137
Non-GAAP earnings per share—Diluted [i/ii]	(0.14)	0.13	(0.22)	0.15

Contacts:

For Media:

Sard Verbinnen & Co
Ron Low/John Christiansen
(415) 618-8750
cypress-svc@sardverb.com

For Investors:

Okapi Partners LLC
Bruce Goldfarb/Pat McHugh/Tony Vecchio
(877) 285-5990
info@okapipartners.com

Exhibit G

Company Letter to Stockholders, dated May 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 14A

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Securities Exchange Act of 1934
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_____

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☐   Soliciting Material Pursuant to §240.14a-12

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==

On May 31, 2017, Cypress Semiconductor Corporation (the "Company") issued the following press release, which contains the full text of a letter sent to the Company's stockholders on or about May 31, 2017. The letter was also posted by the Company to www.KeepCypressMovingForward.com.


Cypress Sends Letter to Stockholders

ISS Recommends Voting on Cypress' White Card


SAN JOSE, Calif. May 31, 2017 – Cypress Semiconductor Corporation ("Cypress") (NASDAQ: CY) today sent a letter to stockholders urging them to vote the **WHITE** proxy card "FOR" all of the Company's highly qualified director nominees in connection with its upcoming Annual Meeting of Stockholders to be held on June 8, 2017 at 10:00 a.m. Pacific Daylight Time. Stockholders of record as of April 18, 2017 will be entitled to vote at the meeting.

Cypress also filed supplemental proxy materials in response to certain misleading allegations made by Rodgers to provide additional detail as to the chronology of events to date, all of which is entirely consistent with what Cypress has already disclosed. These materials can be found at KeepCypressMovingForward.com and on the Securities and Exchange Commission website.

The full text of the letter follows:



May 31, 2017

Dear Fellow Stockholder,

We are now just days away from our Annual Meeting of Stockholders, where you have an important choice to make.


The Simple Choice


Cypress' highly qualified and talented Board and management team are creating significant stockholder value, as demonstrated by our results over the last two quarters. Cypress' current Directors are leading the company forward and continuing to drive our evolution through the successful execution of our Cypress 3.0 strategy. Since April 28, 2016, when the Board forced Rodgers to resign, our stock price has improved by over 50%, a clear sign of the market's validation of our shift in strategic focus.


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Rodgers professes to support senior management, but Cypress' senior management does not support the actions that he proposes. Voting to replace the Executive Chairman and Lead Independent Director with Rodgers' handpicked representatives would be a step backwards from the progress Cypress has made and destabilizing for our management and employees.

Moreover, Cypress' current Board can be relied upon to exercise good judgment and enforce good governance standards going forward, as evidenced by the fact that we made the difficult but right decision to remove an underperforming CEO to ensure the long-term viability of your company.

When forced to resign in April 2016, Rodgers declared "war" on Cypress. He is now delivering on that promise by using his nominees to serve as his mouthpiece on the Board, without proposing any ideas to create stockholder value.

We urge stockholders to vote the **<u>WHITE</u>** proxy card to protect their investment and keep Cypress moving forward.


The Facts Are Clear


Over the past six weeks, Rodgers has made countless attempts to mislead stockholders and obfuscate the record in order to advance his agenda. By contrast, Cypress has repeatedly laid out a clear, factual foundation for our stockholders.

The facts speak for themselves:

- **Cypress was never interested in acquiring Lattice.** In fact, Cypress turned down a transaction with Lattice twice in 2016, including once when Rodgers was still CEO.

- **Canyon Bridge is not a competitor of Cypress.** Canyon Bridge is a private equity fund; Cypress is a semiconductor company. A conflict of interest does not exist simply because Canyon Bridge and Cypress may, at some point, acquire companies in the same industry.

- **If conflicts should arise for any member of the Board, Cypress has rigorous policies to address them.** The Board has proven that it will enforce governance standards by taking the most difficult step that a Board can take — replacing a CEO. The Board will address any conflicts of interest that may arise in the future. Any insinuation to the contrary is unfounded and misguided.

- **Bingham's compensation was unanimously approved by the entire Board, including Rodgers,** with input from independent compensation consultants.

  - As ISS notes, "…the fact that Rodgers himself voted in favor of Bingham's appointment as executive chairman and the compensation package undermines the dissident's grievances."

  - It is expected that Bingham will transition out of the Executive Chairman role in the current calendar year.


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ISS Recognizes the Board Took the Right Steps in Removing Rodgers and the Important Role Bingham is Playing in the Company's Turnaround

In a report issued by corporate governance services firm Institutional Shareholder Services ("ISS") on May 30, 2017, ISS recommended that stockholders vote Cypress' **WHITE** proxy card. In making its recommendation, ISS supported the election of Ray Bingham and acknowledged the important role he and our Board have played in the development and execution of our value-enhancing Cypress 3.0 strategy. While we appreciate ISS's recommendation to vote the **WHITE** card and support Bingham, we disagree with their conclusion to withhold support from our Lead Independent Director Eric A. Benhamou. Benhamou has been instrumental in guiding the Board through a difficult time of transition and has the unqualified support of the Board and senior management.

As ISS noted in its report, a leadership change was necessary and our Board made the difficult decision to force out an underperforming CEO, enabling the company to move forward with a new strategy that is creating stockholder value, as evidenced by our results over the last two quarters.

In its report, ISS stated the following[1]:

On the Board Taking Definite Action to Remove T.J. Rodgers as CEO and Director

- *"Given the strategic shift that followed [the Spansion merger], the decision to appoint a customer focused executive like El-Khoury seems to have been the right move at the right time."*

On Company Performance Since Rodgers was Forced to Resign:

- *"Since Rodgers' replacement as CEO on April 28, 2016, the company's performance has dramatically improved. Cypress posted a TSR of 45.9 percent through Feb. 15, 2017, which outpaced the Index by 17.0 percentage points. Thirteen months into the post-Rodgers era, the company's performance has continued to improve, outperforming the Index by 21.1 percentage points."*

On the Disruptive Effects of Voting For Rodgers' Nominees

- *"In this regard, the board's assertion that the election of both dissident nominees could disrupt the momentum of Cypress 3.0 has some truth to it, particularly given Bingham's integral role to the CEO transition and strategic pivot thus far."*

On the Alleged Conflict of Interest

As we have said from the outset, Canyon Bridge is not a competitor of Cypress, and if conflicts should arise for any member of the Board, Cypress has rigorous policies to address them.

- *"It is possible that Bingham's potential conflict of interest is indeed less problematic than the dissident asserts."*

- *"The conflict of interest inherent in Bingham's PE involvement may well be less severe than the dissident warns—or reasonably managed by an attentive board."*

---

[1] *Permission to quote from the ISS report was neither sought nor obtained.*

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PROTECT YOUR INVESTMENT AND VOTE THE <u>WHITE</u> PROXY CARD TODAY

Now is not the time for Cypress 3.0 to be derailed by a disgruntled former CEO. Cypress' recent performance demonstrates that the Company is on the right track, and your vote is critical to ensure that Rodgers does not disrupt the Company's momentum by regaining influence in the Boardroom.

We urge you to do what is in the best interests of Cypress and all stockholders and vote the <u>**WHITE**</u> proxy card today.

Regards,

W. Steve Albrecht
Director

Eric A. Benhamou
Lead Independent Director

H. Raymond Bingham
Executive Chairman

Hassane El-Khoury
President, CEO and Director

Oh Chul Kwon
Director

Wilbert van den Hoek
Director

Michael Wishart
Director

If you have any questions, or need assistance voting your
<u>**WHITE**</u> proxy card, please contact:



1212 Avenue of the Americas, 24th Floor
New York, New York 10036
Telephone: (212) 297-0720
Toll-Free: (877) 285-5990
Email: cyinfo@okapipartners.com

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About Cypress

Founded in 1982, Cypress is a leader in advanced embedded system solutions for the world's most innovative automotive, industrial, home automation and appliances, consumer electronics and medical products. Cypress' programmable systems-on-chip, general-purpose microcontrollers, analog ICs, wireless and USB-based connectivity solutions and reliable, high-performance memories help engineers design differentiated products and get them to market first. Cypress is committed to providing customers with support and engineering resources that enable innovators and out-of-the-box thinkers to disrupt markets and create new product categories. To learn more, go to www.cypress.com.

Forward-Looking Statements

Statements herein that are not historical facts and that refer to Cypress or its subsidiaries' plans and expectations for the future are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. We may use words such as "may," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "future," "continue" or other wording indicating future results or expectations to identify such forward-looking statements that include, but are not limited to statements related to: our Cypress 3.0 strategy; the composition of our Board of Directors; our 2017 Annual Meeting of Stockholders; the Company's financial and operational performance; our corporate governance policies and practices; and our plans to file certain materials with the SEC. Such statements reflect our current expectations, which are based on information and data available to our management as of the date of this press release. Our actual results may differ materially due to a variety of risks and uncertainties, including, but not limited to: the uncertainty of litigation; our ability to execute on our Cypress 3.0 strategy; global economic and market conditions; business conditions and growth trends in the semiconductor market; our ability to compete effectively; the volatility in supply and demand conditions for our products, including but not limited to the impact of seasonality on supply and demand; our ability to develop, introduce and sell new products and technologies; potential problems relating to our manufacturing activities; the impact of acquisitions; our ability to attract and retain key personnel; and other risks and uncertainties described in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our most recent Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission. We assume no responsibility to update any such forward-looking statements.

Contacts:

For Media:

Sard Verbinnen & Co
Ron Low/John Christiansen
(415) 618-8750
cypress-svc@sardverb.com

For Investors:

Okapi Partners LLC
Bruce Goldfarb/Pat McHugh/Tony Vecchio
(877) 285-5990
info@okapipartners.com

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